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REGISTRANT'S NAME Alimentation Couche-Tard Inc.

*CURRENT ADDRESS 1600, Saint-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35112 FISCAL YEAR 4/2

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: ERS

DAT : 9/17/07

ANNUAL REPORT 2007

4-29-07
AR/S
RECEIVED
2007 AUG 23 A 5:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Couche-Tard

RECEIVED
2007 AUG 23 A 5: 46
OF INTERNATIONAL
PORATE FINANCE


Couche-Tard

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 29, 2007

July 17, 2007

TABLE OF CONTENTS

As used in this annual information form, unless the context indicates otherwise: (i) "we", "our" and "us", the "Company" or "Couche-Tard" refer collectively to Alimentation Couche-Tard Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) "$" or "dollars" refer to American dollars and "Cdn$" or "Cdn dollars" refer to Canadian dollars.

FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" throughout this annual information form. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe", "expect", or "anticipate" will occur, what we "intend", "plan" or "seek" to do or accomplish and other similar statements), you must remember that our expectations may not be correct or that we may not take such actions or accomplish such goals. We do not guarantee that the transactions and events described in this annual information form will happen as described (or that they will happen at all). You should read this annual information form completely and with the understanding that actual future results may be materially different from what we expect. Unless otherwise required by applicable securities laws, we will not update these forward-looking statements, even though our situation changes in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, including:

- difficulties in implementing our business strategy and technology;
- difficulties that may be encountered in the integration of the operations of acquired companies as well as the effects of such acquisitions;
- changes in wholesale and retail motor fuel pricing;
- changes in the regulation or taxation of cigarettes or alcohol;
- difficulties in retaining key members of our management team;
- changes in the financial markets affecting our financial structure and our cost of capital and borrowed money;
- compliance with and changes in environmental regulations;
- our level of debt;
- general economic conditions;
- changes in operating expenses or the need for additional capital expenditures; and
- changes in pricing policies by our competitors or us.

Reference is made to "Risk Factors" herein below.

THE COMPANY

Name and Incorporation

The Company was incorporated under Part IA of the *Companies Act* (Québec) by certificate of amalgamation dated May 1, 1988. On December 15, 1994, the Company changed its corporate name from "Actidev Inc." to "Alimentation Couche-Tard Inc." the Company's share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. By certificate of amendment dated September 8, 1995, the Company re-designated the multiple voting shares as Class A multiple voting shares (the "Multiple Voting Shares") and the subordinate voting shares as Class B subordinate voting shares (the "Subordinate Voting Shares"). The Company's shares trade on the Toronto Stock Exchange and, as of April 29, 2007, the Company had a total market capitalization of approximately Cdn$ 5 billion.

The head office of the Company is located at 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Intercorporate Relationships

The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.


Alimentation Couche-Tard Inc.
(Québec)
Dépan-Escompte Couche-Tard Inc.
(Québec)
Dunkin Donuts Maître
Franchisé Québec Inc.
(Québec)
Couche-Tard Inc.
(Canada)
Distribution Couche-Tard Inc.
(Québec)
Mac's Convenience Stores Inc.
(Ontario)
Couche-Tard U.S. L.P.
(Delaware)
Couche-Tard
Financing Corp.
(Delaware)
The Circle K
Corporation
(Texas)
Other U.S.
Subsidiaries
Mac's Convenience Stores LLC
(Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are the leader in the Canadian convenience store industry. We are the second largest convenience store operator in North America (whether integrated or not with a petroleum company) in terms of number of stores. As at April 29, 2007, our network consisted of 5,513 convenience stores, 3,413 of which include motor fuel dispensing, located in nine large geographic markets, including three in Canada and six in the United States, which cover 29 American states.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

The convenience store industry is fragmented. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for established participants with good financial position to grow through mergers and acquisitions.

History

Alain Bouchard, the Chairman, President and Chief Executive Officer of Alimentation Couche-Tard Inc., started the chain with just one store in 1980. In 1986, with a network of 34 stores, a predecessor of Couche-Tard completed an initial public offering and listed its shares on the Montréal Exchange. In 1994, the predecessor company was privatized by its majority shareholder, Actidev Inc., a publicly held company. Later that year, Actidev Inc. changed its corporate name to "Alimentation Couche-Tard Inc."

After establishing a leading position in Québec, Couche-Tard expanded through internal growth and acquisitions in Ontario and Western Canada in 1997. In May 1997, Couche-Tard acquired 245 *Provi-Soir* stores in Québec and 50 *Wink's* stores in Ontario and Western Canada from Provigo Inc. In April 1999, Couche-Tard acquired 980 stores in Ontario and Western Canada operating under the *Mac's*, *Mike's Mart* and *Becker's* banners through the acquisition of Silcorp Limited, a publicly-held company. Beginning in 2001, Couche-Tard began making acquisitions in the United States namely in June 2001, whereby it acquired 172 stores under the *Bigfoot* banner located in Indiana, Illinois and Kentuky. In August 2002, Couche-Tard acquired 287 stores under the *Dairy Mart* banner located in these states and other located in Pennsylvania and Michigan. In December 2003, Couche-Tard acquired from Circle K 1,663 stores located in 16 states in addition to the 627 franchised stores and under licence. During the last fiscal years, the Company closed numerous acquisitions allowing it to reinforce its presence in current markets and entering new ones.

Highlights of Last Three Fiscal Years

Fiscal 2007

In April 2007, the Company acquired from Star Fuel Marts, LLC, 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. Forty-two of the 53 stores are operated under operating leases.

In February 2007, the Company acquired from Richcor, Inc., 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States.

In December 2006, the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores,

174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.

In October 2006, the Company purchased, from Sparky's Oil Company, 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States.

Also in October 2006, the Company acquired from Holland Oil Company 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States.

In August 2006, the Company purchased of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators.

In June 2006, the Company acquired from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

Fiscal 2006

In August 2005, the Company granted a master franchise agreement for Mexico for the Circle K Brand to a subsidiary of Grupo Kaltex, S.A. de C.V. providing for the opening of 250 stores within the next five years.

In November 2005, the Company acquired from Ports Petroleum Co. seven stores, all with motor fuel facilities located in Ohio, United States. Most of these stores are located around Cleveland, Ohio. Pursuant to this transaction, the Company bought the land and buildings for six locations, and leases the other one.

In December 2005, the Company acquired from Conway Oil Company and Conway Real Estate Company 16 stores with motor fuel. Most of them are located in and around Alburquerque, New Mexico, and ten offer car wash facilities. Pursuant to this transaction, the Company bought the land and buildings for ten locations, and leases the other six.

In December 2005, the Company signed an agreement with ConocoPhillips Company which resulted in the conversion of an additional 75 convenience stores of ConocoPhillips' network, located in the Western half of the U.S., to the Circle K banner.

In December 2005, the Company acquired from BP Products North America, Inc. 26 stores with motor fuel facilities located in the Memphis region of Tennessee, United States. Pursuant to this transaction, the Company bought the land and buildings for 22 locations, leases two and the other two are owned and operated by existing dealers.

In December 2005, the Company withheld from renewing the Taiwan license which is comprised of 800 franchised stores owned and operated by the Taiwanese licensee under the Circle K banner within the Taiwan territory.

In March 2006, the Company acquired from Shell Oil Products US 40 stores with motor fuel facilities and assumed an additional 13 fuel supply contracts in Indianapolis, Indiana, U.S. Pursuant to this agreement, the Company bought the land and buildings for 29 convenience stores, bought the land and leases the premises for one and leases the other ten.

In April 2006, the Company acquired six stores in the Tallahassee region of Florida from Capcirc Properties, LLC. Pursuant to this transaction, the Company bought the land and buildings for five locations, and leases the other one.

In April 2006, the Company announced that it had signed an agreement with Spectrum Holding, Inc. to purchase 90 stores with motor fuel facilities located in major markets throughout the States of Georgia and Alabama. As indicated, the transaction closed at the beginning of June 2006. Thirty-five locations have drive-through car washes and 13 quick-service restaurants. Pursuant to this agreement, the Company bought the land and buildings for 58 of these locations, five fee/lease properties, with the remaining sites under long term leases.

Fiscal 2005

During the second quarter of the fiscal year, the Company entered into an agreement with Allied Domecq Quick Services Restaurants for the development of 65 Dunkin' Donuts sites in Ohio within the next six years.

In November 2004, the Company purchased 22 sites in the Phoenix Metro area from Shell Oil Products US for an aggregate amount of $ 34.1 million. Most of these sites sell motor fuel.

On March 18, 2005, the Multiple Voting Shares and the Subordinate Voting Shares of the Company were split on a two-for-one basis.

In February 2005, the Company acquired 19 stores in the Augusta region of Georgia. These sites sell motor fuel.

Finally in April 2005, the Company acquired ten stores in the Midwest region of the United States, all of which sell motor fuel.

BUSINESS

Business Strengths

Leading Market Position. We have a network of 5,513 convenience stores which makes us the second largest convenience store operator in North America (whether integrated or not with a petroleum company) in terms of number of stores. We believe our well-recognized banners, including *Couche-Tard, Mac's* and *Circle K* have an established reputation for convenience and excellence in product selection and value that helps to differentiate our stores from those of our competitors. We believe that the geographic diversity of our network throughout the United States and Canada reduces our exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $12 billion in revenues in fiscal 2007 and more than 25 years of convenience store operations, we believe our size and experience have enabled us to develop operating efficiencies that provide us with a competitive advantage, particularly with respect to merchandising and purchasing.

Well-Located and Modernized Store Base. We believe that we have high-quality stores in strategic locations. We believe that focusing on developing networks of stores in the geographic areas in which we operate enables us to study those markets and refine our location strategy. We selectively choose our store sites to maximize our store traffic and visibility and we effectively manage the closure of under-performing stores. Due to current land prices and the unavailability of suitable properties in our primary markets, we believe it would be difficult for our competitors and new entrants to replicate our store base.

We have made substantial investments in our Couche-Tard stores through our IMPACT program (i.e. Innovation-Marketing-People-Alimentation-Couche-Tard). Couche-Tard has implemented the IMPACT program in over 2,100 of its company-operated stores, which represent approximately 52% of such stores. Currently, almost all of Couche-Tard's company-operated stores use scanning technology.

Differentiated Business Model. We believe that our business model has positively differentiated Couche-Tard from its competitors. The principal elements of this business model are as follows:

> *Decentralized Management Structure.* We believe that our culture is entrepreneurial and that Couche-Tard's management structure is one of our most important business strengths. Couche-Tard manages its operations and workforce in a decentralized manner in order to expedite decision making, to address local demand for specific products and services, and to minimize corporate overhead costs. Each store is operated as a distinct business unit and store managers are responsible for meeting financial and operational targets. We support our store managers with a strong, experienced management team and capital resources, which we believe provide our managers with a significant competitive advantage compared to smaller operators. In addition, we implement a rigorous performance measurement or "benchmarking" process to ensure that best practices are

deployed across our network and to allow us to provide timely and effective feedback to our managers at all levels.

Commitment to Operational Expertise. We have developed substantial operational expertise that enables us to efficiently match our product assortment with our customers' preferences. We employ this expertise throughout our product delivery chain, from the selection of store locations to the development of store designs, the supply and distribution of products, the merchandising and marketing, and ultimately to the sale of products to our customers. This delivery chain is supported by our experienced and well-trained store and management personnel who are focused on optimizing store performance and maximizing our customers' satisfaction. In addition, each stage of our operations is supported by the use of technology that enables us to perform an in-depth analysis of our inventory purchases and sales. We use this information to continue to refine our purchasing operations and to work with our suppliers to tailor our merchandising and customize our shelf space to increase sales volume. As a result, we believe we are able to secure more favourable purchasing terms from our suppliers.

Focus on In-store Merchandise. We have been able to focus on growing and developing our in-store merchandise sales, which generate higher margins than motor fuel sales because, unlike many of our competitors, we are not owned by a major oil company. In particular, Couche-Tard has focused on growing its higher margin foodservice business to further improve profit margins and differentiate its stores from those of its competitors.

Experienced and Incentivized Management Team with a Proven Track Record. Our senior executive management team has worked together for more than 20 years and has developed extensive expertise in operating convenience stores. As of April 29, 2007, our senior executive management team collectively owned approximately 20% of Alimentation Couche-Tard Inc.'s stock and controlled approximately 54% of the voting rights of all outstanding shares. Furthermore, our nine operational vice-presidents have an average of approximately 18 years of industry experience. Many of our management personnel at all levels have progressed into management positions after working with us for many years at different levels of the organization, while others have joined us in connection with acquisitions and have brought us additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management's ability to integrate stores into our existing network has been an important factor in our success. In addition, our management has transitioned Couche-Tard from a local Québec company to a leading convenience store operator in Canada and the United States.

Business Strategy

We plan to continue growing our business and improving our financial performance by implementing our business strategy, the key elements of which include:

Drive Internal Sales Growth and Profitability. We use our branding strategy, innovative store concepts and foodservice offerings to enhance customer loyalty and return shopping, and to grow same-store sales by promoting the consumption of high-margin products and tailoring our product and service offerings to meet local tastes.

In-Store Branding. We use in-store branding strategies, including proprietary and national brands, to differentiate our fresh food offerings from other convenience stores, build customer loyalty and promote return shopping. At the core of this offering is a quality assortment of freshly brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items that are marketed under our proprietary brands. Our *La Maisonnée* and *TakeAway Café* branded fresh sandwiches and breakfast selections, and *Sunshine Joe Coffee Co.*, *Sloche*, *Froster*, *Thirst Buster* and *The Frozen Zone* brands of beverages are examples of successful proprietary branded items that we have added to our growing selection of fresh products. In addition, we continue to build on existing partnerships with recognized coffee franchises and national brand names such as *Van Houtte*, *Millstone* and *Seattle's Best*.

IMPACT Program. We plan to continue to use Couche-Tard's successful IMPACT program to grow same-store sales and drive purchases of higher margin products and services. We believe that the implementation of our IMPACT program has favourably impacted the revenues and profit margins of reconfigured stores.

Quick Service Restaurants ("QSR"). Since 1998, Couche-Tard has implemented QSRs as an important element of its IMPACT program. These QSRs, which may be known brands or Couche-Tard's proprietary brands, are designed to increase customer traffic and profit margins by offering customers fresh products and encouraging them to spend more time in the store. Couche-Tard operates these QSRs within the Couche-Tard, Mac's and Circle K stores as a franchisee and is responsible for the daily operations when operating third party franchises. We intend to continue to implement this strategy in our Couche-Tard and Mac's stores and selectively continue to introduce it to our Circle K stores.

Invest in Store Modernization and Information Systems. We intend to continue investing in the modernization of our store base and the enhancement of our technology and information systems at all levels throughout our store network and in our distribution centres. We analyze our investment opportunities based on their potential growth, profitability and rate of return on capital. We believe that our access to both internal and external sources of capital allows us to make investments that provide us with a competitive advantage in a highly-fragmented industry.

We have made significant investments in technology because we believe that the information generated from such systems is critical to the operation of our business. By analyzing the data generated by our point-of-sale ("POS") systems, we are better able to adjust our product and service mix to meet local demands, eliminate slow-moving inventory items, and optimize our purchasing activities.

Leverage Supplier Relationships. We seek to develop and maintain strong relationships with our merchandise and motor fuel suppliers. As the largest convenience store operator in Canada and second largest overall convenience store operator in North America, we represent an attractive distribution channel to suppliers due to our scale, broad geographic presence and our proven ability to grow merchandise and motor fuel sales. We use the inventory information from our POS systems to work with our suppliers to provide mutually agreeable merchandising and exclusivity arrangements, which we believe allows us to secure more favourable purchasing terms. Moreover, we believe the strenght of Couche-Tard, Mac's and Circle K's network will lead to additional volume purchasing benefits.

Selectively Expand Our Store Network. We plan to continue to expand our store network through new store development and selective acquisitions. In particular, we intend to focus our resources on identifying "fill-in" opportunities comprised of individual stores or small chains within our existing markets that will complement our current operations. These "fill-in" acquisitions allow us to focus our management efforts on the regions in which we operate and to realize regional economies of scale. When we make an acquisition, we apply our business model to the acquired stores and typically integrate such stores into our operational and information systems.

Industry

The convenience store industry is undergoing significant structural changes, including increased competition from new market entrants such as drug stores, warehouse clubs, large supermarkets and other mass retailers (commonly known as hypermarkets) which have added convenience store staple products such as bread, milk and packaged beverages to their product mix. In addition, an increasing number of hypermarkets are selling motor fuel at low prices in an attempt to establish themselves as a one-stop shopping location and to increase customer trip frequency and traffic at their stores. See "Competition".

In response to heightened competition in the industry, convenience stores are extending their range of traditional products and services to include calling cards, financial services, photo developing, QSRs and other products and services. In addition to being conveniently located and open for extended hours, convenience stores now cater to customers with busy schedules who expect to find a wide assortment of items in stock and to have many available payment options. Convenience stores are also catering to time-pressed consumers looking for "grab-and-go" items by offering fresh food and baked goods prepared on-site. As a result, those convenience store operators with superior merchandising, distribution expertise and capital can overcome the challenges resulting from rising operating costs and increased customer demands.

Store Network

Couche-Tard is the largest Canadian convenience store operator with a network of 2,241 convenience stores in Canada and has a significant presence in the United States with an additional 3,272 stores. Of the 5,513 Couche-Tard stores, 4,072 are company-operated and 1,441 are operated under our affiliate program. Motor fuel is sold at 68% of Couche-Tard's company-operated stores. Couche-Tard's Canadian stores are located in Québec, Ontario, Alberta, British Columbia, Manitoba, Saskatchewan and the Northwest Territories, and its U.S. stores are located in 29 U.S. states, including namely Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa, Arizona, Florida, California, Louisiana and Texas. The Couche-Tard stores are primarily operated under the *Couche-Tard* and *Mac's* banners in Canada and the *Circle K* banner in the United States.

Couche-Tard's stores, which are located in a variety of high-traffic areas, include freestanding stores and stores located in strip shopping centres. Couche-Tard's stores in Canada and in the U.S. are designed to appeal to customers in their local markets, rather than conforming to a single standard format. The Circle K stores' simple and consistent design makes them easily recognizable. The majority of the stores are open seven days a week, 24 hours a day, with peak customer traffic in the early morning and late afternoon. The size of the typical Couche-Tard store is between 2,000 and 2,500 square feet, while newly-developed stores are typically approximately 3,000 square feet, to accommodate in-store seating and, in certain cases, QSRs.

The following table sets out the number of Couche-Tard's stores in operation by geographic location and type of store as of April 29, 2007.

Region	Provinces/States	Total Number of Stores	Total Company-Operated Stores	Total Affiliates	Percentage of Total Stores
Eastern Canada	Québec	962	570	392	17.45 %
Central Canada	Ontario	808	603	205	14.66 %
Western Canada	British Columbia, Alberta, Saskatchewan, Manitoba	471	290	181	8.54 %
U.S. Midwest	Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa	768	614	154	13.93 %
U.S. West Coast	New Mexico, Western Texas, Washington, Oregon, California, Hawaii, Arizona, Kansas, Missouri	640	283	357	11.61 %
U.S. Arizona Region	Nevada, Arizona, Colorado, Oklahoma, Utah	758	675	83	13.75 %
U.S. Southeast	Tennessee, Northern Mississippi, Georgia, North Carolina, South Carolina,Alabama	380	372	8	6.89 %
U.S. Florida and Gulf Coast	Florida, Alabama, Arkansas, Louisiana, Southern Mississippi, Eastern Texas	726	665	61	13.17 %
Total		5,513	4,072	1,441	100 %

Couche-Tard conducts its convenience store business through two main types of arrangements, as set out below.

Company-Operated Stores. Couche-Tard has 4,072 company-operated stores in its network, 3,455 of which are employee-operated and 617 of which are dealer-operated. All of the stores in Québec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried and part-time staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard's standards and is paid a commission based primarily on store revenues to manage the store. The dealer-operator is also fully responsible for losses related to any inventory shrinkage.

Affiliated Store Program. Couche-Tard's affiliated store program includes franchise arrangements, license arrangements and arrangements under which the Company sells motor fuel to certain independent store operators (motor fuel dealers).

a) Franchised Stores. Couche-Tard has 560 franchised stores in Canada and the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard. These stores operate under Couche-Tard's banners. The franchisee is responsible for managing the store, hiring and managing the staff and maintaining inventory through supply agreements with authorized suppliers. In most cases, Couche-Tard either leases or subleases the real estate to the franchisee and, in many locations, Couche-Tard owns the in-store equipment and motor fuel equipment.

b) Licensed Stores. Couche-Tard has 716 stores operated under license agreements in Canada and the United States that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard's proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from certain vendor rebates based on Couche-Tard's purchasing volume. Couche-Tard's revenues from licensed stores includes license fees and a portion of the vendor rebates related to the licensee's purchases that are paid to Couche-Tard.

c) Motor Fuel Dealers. Couche-Tard's Midwest, Southeast, Great Lakes, Arizona and Florida/Gulf Divisions have agreements to sell motor fuel directly to 165 independent operators at cost plus a mark-up.

Internationally, Couche-Tard through Circle K has license agreements for the operation and development of stores in Japan, Hong Kong, China, Indonesia, Guam, Macao and Mexico. The terms of these agreements vary, as do the royalty rates.

Merchandise Operations

Couche-Tard offers its customers more than 3,200 product stock keeping units ("SKUs") that include traditional convenience store items such as frozen beverages, candy and snacks, coffee, dairy items, beer/wine and tobacco products, as well as products not traditionally offered by convenience stores such as fresh food and foodservice items. In addition, services such as automatic teller machines and lottery ticket sales are featured in many stores. Couche-Tard is continually looking for new product ideas, such as cell phones and prepaid phone cards, to offer to its customers to meet their convenience needs. Couche-Tard evaluates store product assortment on an ongoing basis to ensure that low turnover products are replaced by top selling items in order to maximize selling space and ensure that high demand items are available to the consumer.

Couche-Tard employs category management as a merchandising tool and assigns internal "category managers" for its top selling products in each region. These category managers are experts on the products within their responsibilities, and they use their in-depth knowledge of the product's sales trends, regional preferences, popularity and producers in deciding which items to stock in a particular geographical region.

Based on merchandise purchase and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for the last fiscal year as follows:

Category	Percentage of Total
Tobacco Products	39.25
Beer/Wine/Liquor	15.58
Grocery	14.05
Beverages	13.41
Food Service	10.40
Candy/Snacks	7.31
Total In-Store Merchandise Sales	100%

In order to grow its merchandise sales and increase profits, Couche-Tard focuses primarily on developing its banners and house-brands, growing and refining its IMPACT program and expanding its QSRs business.

Branding. Couche-Tard operates its stores under mainly the banners *Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart* and *Winks*. Couche-Tard's brand strategy employs both proprietary and national brands for brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items. *La Maisonnée* and *TakeAway Café* branded fresh sandwiches and breakfast selections, as well as *Sloche, Froster, Joker* drinks and *Sunshine Joe Coffee Co.* and *Ajava Coffee* are examples of successful proprietary branded items that Couche-Tard has added to its growing selection of fresh products. Couche-Tard also continues to build on existing partnerships with recognized coffee franchises and brand names such as *Van Houtte* and *Seattle's Best Coffee* names.

IMPACT Program. In 1998, Couche-Tard launched its Store 2000 Concept, now identified as IMPACT. The program has been implemented in about 2,100, or approximately 52%, of its company-operated stores. Under the IMPACT program, the selection of products and services is designed to create an in-store perception of freshness to appeal to consumers and promote increased sales of higher-margin products. Each selected location is adapted to the needs of the socio-economic and cultural character of the community with the assistance of a multi-disciplinary team comprising marketing, merchandising, real estate service, interior design and operations specialists. A full-scale IMPACT program implementation typically includes an expanded foodservice operation, and may include a QSR. Couche-Tard uses a scaled-down version of the concept in markets that cannot support a full-scale conversion. The cost of a full-scale IMPACT program implementation is typically between Cdn$150,000 and Cdn$200,000, while a partial or scaled-down conversion may cost between Cdn$60,000 and Cdn$80,000. Management believes that there is an opportunity to increase gross margins through the expansion of this concept.

Quick Service Restaurants. In order to differentiate its company-operated stores and to increase customer traffic and profit margins, Couche-Tard is focusing on the expansion of its foodservice program and has entered into franchise agreements with quick service restaurants including *Subway, Dunkin' Donuts, M&M Meat Shops, Noble Roman's, Quiznos, Blimpie* and other local brands. These foodservice programs are a very important part of the IMPACT program. Couche-Tard runs the branded foodservice operation as a franchisee and pays royalties, rather than renting out space to foodservice operators for a fixed dollar fee. While this approach prevents Couche-Tard from partnering with certain companies, it allows Couche-Tard to benefit from increased popularity of these products and Couche-Tard believes that this approach enables it to generate higher margin and returns, as well as to ensure quality of service.

Fuel Operations

Prior to Couche-Tard's entry into the U.S. market, approximately 70% of total revenues were generated from merchandise and service revenues and 30% from motor fuel sales. The mix has been altered since the acquisition of namely Bigfoot, Dairy Mart and Circle K, as these companies had a greater reliance on motor fuel sales than Couche-Tard. In fiscal 2007, Couche-Tard's motor fuel sales in Canada represented about 39% of its Canadian revenues compared to approximately 68% of revenues for its U.S. stores.

Generally, Couche-Tard's company-operated stores sell both branded and unbranded motor fuel by purchasing the motor fuel and reselling it at a profit. In addition, Couche-Tard earns a commission for supplying unbranded motor fuel on a consignment basis to company-operated stores in respect of which it does not own the pumps or storage tanks. Couche-Tard also acts as agent in the sale of motor fuel to some of its franchise stores and receives a commission. At select locations in the United States only, Couche-Tard sells motor fuel to independent store operators for cost plus a mark-up. Except for sales made on a commission basis for which only the commission is recorded as motor fuel revenues, Couche-Tard includes the full value of such sales in its motor fuel revenues.

The wholesale price in Couche-Tard's supply agreements with major oil companies is typically set by the oil company supplying the motor fuel. Generally, Couche-Tard obtains the fuel at a price referred to as the "rack to retail price" and sets the retail price.

Couche-Tard sells motor fuel either under its own brands, including *Couche-Tard* and *Mac's* in Canada and *Circle K* in the United States, or under the name of major oil companies such as *Esso, Petro-Canada, Shell, Irving, Ultramar, BP, 76, Phillips 66, Marathon, Citgo, Husky* and *Sunoco.*

Distribution and Suppliers

Merchandise Distribution and Supply Arrangements. Couche-Tard has established national and regional distribution and supply networks for its in-store merchandise in Canada and the United States. With the exception of Eastern Canada where Couche-Tard operates its own distribution centre and Arizona where its distribution centre is operated by a third party, in-store merchandise is supplied to Couche-Tard stores either through distribution specialists or directly by manufacturers. Couche-Tard has arrangements with major tobacco manufacturers and other major suppliers for direct distribution to its stores. Couche-Tard has also negotiated supply agreements with regional suppliers, to the extent required, to meet the needs of each market and to adapt its product mix to local consumer preferences.

In Central Canada, Couche-Tard uses Karrys Bros., Limited as a regional warehouse supplier to distribute the majority of its in-store merchandise on an exclusive basis to its company-operated stores and on a non-exclusive basis to affiliates. Couche-Tard also purchases products such as carbonated beverages and potato chips, which are not covered under the arrangement with Karrys, directly from manufacturers and producers. Similarly, Couche-Tard uses Core-Mark International Inc. as its exclusive supplier for the majority of its in-store merchandise to its Western Canada stores.

In Eastern Canada, Couche-Tard operates its own distribution centre in Laval, Québec through which most deliveries to Couche-Tard's Québec stores are channelled, with the remainder of supplies being delivered directly to the stores by the manufacturers. The distribution centre was established to allow Couche-Tard to provide integrated, high-quality services to the 570 Couche-Tard stores dispersed throughout the province. The distribution centre has enabled Couche-Tard to increase the frequency of its delivery of dairy products and fresh and frozen foods from once to at least twice a week.

Circle K has a distribution centre in Arizona which is managed by Core-Mark International Inc. pursuant to a contract for a fee. The distribution centre serves 574 Circle K stores. The distribution centre allows Circle K to utilize its buying power for warehouse-delivered items plus certain dairy, bakery, sandwich, ice cream and snack items through vendor consolidation with the Arizona distribution centre.

Two types of suppliers provide merchandise to Circle K stores. Direct store delivery suppliers generally supply items such as beer, soft drinks, snack items, newspapers, milk and bread, while warehouse suppliers provide cigarettes, fountain cups, groceries, health and beauty aids, and candy to the Circle K stores in all areas outside of Arizona. Circle K also uses Core-Mark as a warehouse supplier to distribute merchandise to the majority of its stores west of the Mississippi and to provide management services to the Circle K distribution centre located in Arizona. Circle K uses McLane Company, Inc. to distribute merchandise to the majority of its stores east of the Mississippi.

Motor Fuel Supply Arrangements. Couche-Tard purchases the motor fuel it sells under its brand name directly from oil refineries. It also purchases branded motor fuel from a number of major oil companies and sells such motor fuel under the oil company's name. Typically, the motor fuel sold in Canada under Couche-Tard's brand is supplied in accordance with motor fuel supply contracts. Generally, both of these types of contracts are entered into with major oil companies and are based on a scaling or commission per litre (or gallon) sold, both of which are directly correlated to the quantity of fuel sold.

In December 2003, Circle K entered into a supply agreement with ConocoPhillips pursuant to which ConocoPhillips will provide, for at least the next five years, subject to cancellation of Couche-Tard subject to certain conditions, a supply of gasoline and diesel for the stores covered by such supply agreement. In 2004, Circle K gave notice to terminate its supply arrangement with ConocoPhillips for California and Arizona.

Properties

Of the 4,072 company-operated stores, 2717 are leased and 1355 are owned by Couche-Tard, while the remaining 1,441 stores are either leased or owned by affiliates and franchisees. Most of the owned properties are located in Québec. Couche-Tard believes that none of the leases is individually material to it. Most of the leases are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for 10 to 20 years, in both cases, with options to renew. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

Couche-Tard leases its corporate headquarters in Laval, Québec. Management believes that Couche-Tard's headquarters are adequate for its present and foreseeable needs. In addition, Couche-Tard has eight regional offices located in Toronto, Ontario, Calgary, Alberta, Columbus, Indiana, Charlotte, North Carolina, Tampa, Florida, Corona, California, Tempe, Arizona and Akron, Ohio, all of which are leased. The distribution centre in Laval, Québec is also leased.

Information Systems

Couche-Tard uses the information obtained from its point of sales ("POS") systems to manage its product mix at the store level. The periodic reports generated from the data collected using POS scanners allows the store operators to identify slow-moving inventory, track customer preferences, optimize product assortment and effectively adapt the store to the needs of community. Couche-Tard uses POS technology, including scanning, in all of its Company-operated stores. During fiscal 2007, Couche-Tard completed the implementation of new POS systems including the selective installation of touch screens in its Mac's stores and continues to implement pay-at-the-pump systems for motor fuel distribution at certain company-owned stores in all of its regions. This technology maximizes convenience for customers while allowing Couche-Tard to collect information on consumer habits to better implement its merchandising strategy. In fiscal 2003, Couche-Tard established a data warehouse for all of its Canadian divisions and is developing a wide area network, or WAN, which will allow it to implement a perpetual inventory and in-store assisted ordering system. The system, which is in use primarily in Québec, is designed to optimize the store supply process.

Employees and Training

As at April 29, 2007, Couche-Tard had more than 45,000 employees throughout its company-operated stores, administrative offices, distribution centre and affiliated stores.

Couche-Tard is organized in nine divisions based on geography: Eastern Canada (Québec), Central Canada (Ontario), Western Canada, the U.S. Midwest, the U.S. West Coast, Arizona, the U.S. Southeast, the Florida and Gulf Coast and the U.S. Great Lakes, each managed by a Vice-President of Operations. Each Vice-President is typically responsible for up to 600 stores. Each store is operated as a separate business unit and store managers are required to meet specific performance objectives. Store manager's report to market managers who are typically responsible for eight to ten stores. Market managers report to regional directors who typically oversee 60 to 70 stores. Finally, regional directors are accountable to the division vice-presidents. Couche-Tard's decentralized structure allows most store-specific decisions to be made locally, rather than centrally, which expedites the decision-making process.

Couche-Tard typically spends between 2 % and 4 % of total annual compensation in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the Company and its convenience stores. Couche-Tard operates its corporate stores under mainly the banners *Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks.* Couche-Tard sells its proprietary branded food items such as *La Maisonnée* and *TakeAway Café* fresh sandwiches and breakfast selections, as well as *Sloche* and *Froster* brands of iced beverages. Circle K store brands include *Circle K, K Express, The Frozen Zone, Thirst Buster, Polar Pop* and *Freshest Coffee Going!.* Service brands include: *QuickFlick* and *Circlek.com.* Tag lines include "*What else do you need*" and "*I love this place*". Couche-Tard also sells motor fuel under its private labels, including *Couche-Tard, Mac's, Circle K.* Couche-Tard is not dependent upon any single trademark or trade name, however, it considers its banners and brands to be important assets. Accordingly, Couche-Tard's policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks.

COMPETITION

Our stores compete with a number of national, regional, local and independent retailers, including hypermarkets, grocery and supermarket chains, grocery wholesalers and buying clubs, other convenience store chains, oil company motor fuel/mini-convenience stores, food stores and fast food chains as well as variety, drug and candy stores. In terms of motor fuel sales, our stores compete with other food stores, service stations and, increasingly, supermarket chains and discount retailers. Each store's ability to compete depends on its location, accessibility and customer service. The rapid growth in the numbers of convenience-type stores opened by oil companies and the entry of a large number of hypermarkets into the industry over the past several years has intensified competition. An increasing number of hypermarkets and other retail format such as supermarkets and drugstores have been expanding their product mix to include core convenience items and fill-in grocery. This channel blending is eroding the convenience stores' traditional base of business, as exemplified by major drug store chains extending business hours to 24 hours a day, seven days a week and selling a product assortment similar to that of convenience stores.

ENVIRONMENTAL MATTERS

The Company is subject to various federal, state, provincial and local environmental laws and regulations, including, in the United States, *the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986* and *the Clean Air Act,* in each case as amended. The enforcement of these laws by regulatory agencies such as the U.S. Environmental Protection Agency (the "EPA") and its state and provincial equivalents will continue to affect our operations by imposing increased operating and maintenance costs and capital expenditures required for compliance. In addition, certain procedures required by these laws can result in increased lead time and costs for new facilities. Violation of environmental statutes, regulations or orders could result in civil or criminal enforcement actions. The Company makes financial expenditures in order to comply with regulations governing underground storage tanks adopted by federal, provincial, state and local regulatory agencies.

In particular, at the U.S. federal level, *the Resource Conservation and Recovery Act of 1976*, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of releases from leaking underground storage tanks. Regulations enacted by the EPA in 1988 established requirements for installing and upgrading underground storage tank systems, taking corrective action in response to releases, closing underground storage tank systems, keeping appropriate records, and maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases. These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards.

Our Canadian operations are also subject to environmental legislation and regulation imposed by provincial, federal and municipal governments. This primarily relates to the motor fuel operations conducted at approximately 500 locations throughout Canada, including the remediation of such products which have spilled or leaked on or migrated from such locations and other locations used in our earlier operations and those of our predecessors. We believe that we are in material compliance with environmental laws in Canada, including such regulation, and do not anticipate that any increase in the future costs of maintaining compliance in Canada or of remediation of spills or leaks, including any capital expenditure required, will be material to us.

The Company is currently dealing with a small number of claims by third parties or governmental agencies for remediation or damages caused by contamination alleged to be on or migrating from our current or historic operations. We do not anticipate any material expense from such claims. However, changes in applicable requirements and their enforcement or newly discovered conditions could cause us to incur material costs that could adversely affect our business and results of operations.

REGULATORY MATTERS

Many aspects of our operations are subject to regulation under federal, provincial, state and local laws. We describe below the most significant of the regulations that impact all aspects of our operations.

Safety. We are subject to comprehensive federal, provincial, state and local safety laws and regulations. These regulations address issues ranging from facility design, equipment specific requirements, training, hazardous materials, record retention, self-inspection, equipment maintenance and other worker safety issues including workplace violence. These regulatory requirements are fulfilled through a comprehensive Health, Environmental and Safety program. There are no known safety risks or liabilities that are material to our operations or financial position.

Sale of Alcoholic Beverages and Tobacco Products. In certain areas where our stores are located, provincial, state or local laws limit the sale of and/or the hours of operation for the sale of alcoholic beverages and tobacco products to persons younger than a specified age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as issue fines to stores for the improper sale of alcoholic beverages or tobacco products. These agencies may also impose various restrictions and sanctions. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. Retailers of alcoholic beverages may also be fined or have a store's permit revoked for selling alcohol to a minor. While the potential exposure for damage claims, as a seller of alcoholic beverages is substantial, we have adopted procedures intended to minimize such exposure. In addition, we maintain general liability insurance which may mitigate the effect of any liability.

Store Operations. The Company stores are subject to regulation by federal agencies and to licensing and regulations by provincial, state and local health, sanitation, safety, fire and other departments relating to the development and operation of convenience stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new store in a particular area.

Our operations are also subject to federal, provincial and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance, which could affect our results of operations.

RISK FACTORS

The "Business Risks" and "Other Risks" sections of our annual "Management's Discussion and Analysis of Operating Results and Financial Position" on pages 15 to 19, is incorporated herein by reference, as supplemented from time to time in the "Business Risks" sections of our quarterly reports to shareholders.

DIVIDENDS

Since 1989, the Company had not declared any dividends but effective since the second quarter of fiscal 2006, the Board of Directors has implemented a quarterly dividend policy of 2.5 cents Cdn per Class A multiple voting shares and Class B subordinate voting shares. During fiscal 2007 and effective since the second quarter, the Company modified its quarterly dividend policy by raising it at 3.0 cents.

CAPITAL STRUCTURE

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2007, 56,175,312 Multiple Voting Shares and 146,567,734 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

In the event that an offer as defined in the Articles of the Company (an "Offer") is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the *Securities Act* (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the *Securities Act* (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the *Securities Act* (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the *Regulation Respecting Securities* (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

RATINGS

In April 2006, Moody's Investors Service announced that it rated the Company's Senior Subordinated Notes at Ba2 pursuant to the operating and financial progress that the Company has made since the December 2003 Circle K acquisition. Obligations rated Ba are in the fifth highest category and are judged to have speculative elements and are subject to substantial credit risk.

In December 2005, Standard and Poor's Ratings Services Limited announced that it had assigned the Company's Senior Subordinated Notes to "B+" to reflect the significant reduction in debt undertaken by the company since the Circle K acquisition in December 2003, coupled with operational improvement from its U.S. operations and ample liquidity. Couche-Tard has exceeded its initial cost savings targets related to the Circle K stores, where the company has begun to successfully implement its Impact concepts store renovation program. An obligation rated "B" is more vulnerable to non-payment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Multiple Voting Shares and Subordinate Voting Shares are listed on the Toronto Stock Exchange since December 6, 1999 under the symbols ATD.A and ATD.B, respectively.

Price Ranges and Volume Traded

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
May 2006	ATD.A	$ 28.50	$ 24.67	105,849
June 2006	ATD.A	$ 26.00	$ 24.20	230,698
July 2006	ATD.A	$ 24.85	$ 23.07	769,757
August 2006	ATD.A	$ 24.50	$ 23.00	35,113
September 2006	ATD.A	$ 24.50	$ 22.82	375,690
October 2006	ATD.A	$ 27.31	$ 23.40	37,057
November 2006	ATD.A	$ 28.25	$ 25.00	37,402
December 2006	ATD.A	$ 26.75	$ 25.06	23,928
January 2007	ATD.A	$ 27.42	$ 24.84	20,727
February 2007	ATD.A	$ 26.29	$ 24.50	140,943
March 2007	ATD.A	$ 25.69	$ 23.66	35,802
April 2007[2]	ATD.A	$ 25.50	$ 22.63	32,983

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
May 2006	ATD.B	$ 26.60	$ 23.52	11,250,377
June 2006	ATD.B	$ 25.90	$ 23.64	5,645,282
July 2006	ATD.B	$ 24.49	$ 22.50	7,763,892
August 2006	ATD.B	$ 24.41	$ 22.55	8,276,844
September 2006	ATD.B	$ 24.12	$ 22.25	7,183,811
October 2006	ATD.B	$ 27.16	$ 23.26	8,942,796
November 2006	ATD.B	$ 28.42	$ 24.34	8,152,225
December 2006	ATD.B	$ 26.72	$ 24.89	6,529,237
January 2007	ATD.B	$ 27.21	$ 24.50	13,070,150
February 2007	ATD.B	$ 26.20	$ 24.06	7,123,391
March 2007	ATD.B	$ 25.25	$ 23.13	12,537,807
April 2007[2]	ATD.B	$ 24.78	$ 22.58	12,648,758

Note:
(1) All prices are in CAD$ an on a per share basis.
(2) From April 1 to 27, 2007.

DIRECTORS AND SENIOR OFFICERS

Directors

The following tables list the Company's directors. All information is accurate as at June 30, 2007.

Name and municipality of residence	Principal occupation
ALAIN BOUCHARD [1] Lorraine, Québec	Chairman of the Board, President and Chief Executive Officer of the Company
JACQUES D'AMOURS [1] Lorraine, Québec	Vice-President,Administration of the Company
ROGER DESROSIERS, FCA[3] Montréal, Québec Chairman of the Audit Committee	Corporate Director
JEAN ÉLIE [2,3] Montréal, Québec	Corporate Director
RICHARD FORTIN [1] Longueuil, Québec	Executive Vice-President and Chief Financial Officer of the Company
MÉLANIE KAU Montréal, Québec	President, Mobilia Interiors Inc.
ROGER LONGPRÉ [2,3] Brossard, Québec Chairman of the Human Resources and Corporate Governance Committee	President, Mergerac Inc. (consulting firm in mergers and acquisitions)
RÉAL PLOURDE [1,5] Montréal, Québec	Executive Vice-President and Chief Operating Officer of the Company
JEAN-PIERRE SAURIOL [2] Laval, Québec	President and Chief Executive Officer, Dessau-Soprin inc. (engineering-construction company)
JEAN TURMEL[4] Montréal, Québec	President, Perseus Capital Inc. (fund management company)

Notes:

1) Member of the Executive Committee.
2) Member of the Human Resources and Corporate Governance Committee.
3) Member of the Audit Committee.
4) Lead Director.
5) Following Stéphane Gonthier's resignation, he also takes up the role of Senior Vice-President, Eastern North America.

Each director remains in office until the following annual shareholders' meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

The Directors of the Company held the following principal occupations during the five preceding years:

Alain Bouchard. He is the founder of the companies that became Alimentation Couche-Tard Inc., which began with just one store in 1980. He has more than 35 years of experience in the industry. Mr. Bouchard began his career at Perrette Dairy Ltd. in 1968 as interim store manager. He later became supervisor and district director until 1973. As district director, he supervised the opening of 80 stores and developed the Perrette network. From 1973 to 1976, while employed by Provigo Inc. (Provi-Soir division), Mr. Bouchard organized and supervised the opening of 70 Provi-Soir convenience stores. From 1976 to 1980, Mr. Bouchard operated a Provi-Soir franchise and, in 1980, he opened the first Couche-Tard convenience store. Mr. Bouchard is also a director of Quebecor Inc., a communications holding company and Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients).

Richard Fortin. Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Québec for a Canadian bank wholly-owned by Societe Generale (France). Mr. Fortin holds a bachelor's degree in Management with a major in Finance from Laval University in

Québec City. Mr. Fortin is also a director of Transcontinental Inc., a commercial printer and Insurance Life of National Bank of Canada.

Réal Plourde. Mr. Plourde joined us in 1984 and has held various positions, ranging from Manager of Technical Services to Vice-President of Development, Sales and Operations of the Company. In 1988 and 1989, Mr. Plourde also acted as President of Pro Optic Inc., then a wholly-owned subsidiary of Couche-Tard and Québec's first optical lens manufacturer. Mr. Plourde began his career in various engineering projects in Canada and Africa. Mr. Plourde holds an Engineering Degree (Applied Sciences) from Laval University in Québec City and an MBA from the Ecole des Hautes Etudes Commerciales in Montréal. Mr. Plourde is a member of the Québec Engineers Association. Mr. Plourde is also a director of Bouclair Inc., a fabric retailer.

Jacques D'Amours. Since joining the Company in 1980, he has worked in a variety of roles, including Manager of Technical Services, Vice-President of Sales and Vice-President of Administration and Operations of the Company.

Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Québec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Québec Order of Chartered Accountants. Mr. Desrosiers sits on the following board of directors: Desjardins Assurances Générales, Fonds d'assurances du Barreau du Québec, La Personnelle compagnie d'assurance Inc., PG Mensys Système d'Information Inc., Van Houtte Inc. as well as on the consulting committee of Telus Québec. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Québec City. He is also Fellow of the Ordre des comptables agrées du Québec and gives training at l'École des administrateurs de société de l'Université Laval.

Jean A. Élie. From 1998 to 2002, Mr. Élie was managing director of a Canadian bank wholly-owned by Societe Generale (France). From 1987 to 1997, Mr. Élie was a director and member of the Executive Committee and Chairman of the Finance and Audit Committee of Hydro-Québec, for which he also acted as Interim Chairman in 1996. From 1981 to 1995, he was a Vice-President and Manager, Corporate Services and Government Services of Burns Fry Limited (today BMO Nesbitt Burns Inc.), a Canadian investment banking and brokerage firm. Mr. Élie was also a director and member of the Executive Committee of the Investment Dealers Association of Canada. Mr. Élie holds a B.C.L. (law) from McGill University and an MBA from the University of Western Ontario and is a member of the Québec Bar Association.

Mélanie Kau. Mrs. Kau started her career with Mobilia in 1987 when she joined the family business at a crucial time. After occupying several different positions, she assumed the role of President in 1995. In addition to quadrupling the revenues of the company during her presidency Mrs. Kau has earned the respect of her peers. In 2001 she was awarded the Entrepreneur of the Year by the Young Chamber of Commerce of Montréal, in 2002 she was recognized as Canada's Top 40 under 40. Mrs. Kau holds a Bachelor's of Arts from McGill, a Master of Journalism from Northwestern University, as well as an Executive Master's of Business Administration from Concordia. She also serves on the board of Investissement Québec since 2005.

Roger Longpré. Mr. Longpré is President and founder of Mergerac Inc., a consulting firm in the areas of mergers and acquisitions and corporate finance. From 1986 to 1994, Mr. Longpré was a partner of Raymond Chabot Grant Thornton where he began consulting in the areas of corporate finance and mergers and acquisitions and subsequently became responsible for all of the firm's financial consulting services. From 1980 to 1986, Mr. Longpré was Vice-President of Credit Suisse, Montréal Branch. Prior to 1980, Mr. Longpré was employed in the banking industry. Mr. Longpré has a bachelor's degree in business administration with a major in finance from the University of Québec in Montréal. He also holds an MBA degree, also with a major in finance from the University of Concordia in Montréal.

Jean-Pierre Sauriol. Mr. Sauriol is President and Chief Executive Officer of Dessau-Soprin Inc., one of Canada's largest engineering-construction companies. Mr. Sauriol was Chairman of the Association of Consulting Engineers of Canada in 1993 and of the Association of Consulting Engineers of Québec in 1988 and 2000. Mr. Sauriol is a Fellow of the Canadian Academy of Engineering. Mr. Sauriol graduated from the École Polytechnique of Montréal in 1979 and completed Harvard Business School's Owner President Management Program in 1993.

Jean Turmel. Mr. Turmel is the founder and president of Perseus Capital inc., a portfolio firm. Until December 2004, Mr. Turmel was President, Financial Markets, Treasury and Investment Bank of a Canadian chartered bank. Mr. Turmel was a director of a Canadian chartered bank and a director and chairman of National Bank Financial Inc. as well as a member of the board of directors of subsidiaries of such group. Prior to 1981, Mr. Turmel held various positions at McMillan Bloedel Inc., Dominion Securities Inc. and Merrill Lynch Royal Securities. Mr. Turmel holds a baccalaureate in commerce and an MBA both from Laval University in Québec City.

Senior Officers

The following table lists the Company's senior officers who are not also directors. All information is accurate as of June 30, 2007.

Name and municipality of residence	Office held with the Company
MICHEL BERNARD Montréal, Québec	Vice-President, Operations Eastern Canada
ROBERT G. CAMPAU Charlotte, North Carolina	Vice-President, Operations U.S. Southeast Region
DARRELL DAVIS Columbus, Indiana	Vice-President, Operations U.S. Midwest
MICHAEL GUINARD Laval, Québec	Vice-President, Real estate Development
BRIAN HANNASCH Columbus, Indiana	Senior Vice-President, Western North America
GEOFFREY C. HAXEL Scottsdale, Arizona	Vice-President, Operations U.S. Arizona Region
JEAN-LUC MEUNIER Markham, Ontario	Vice-President, Operations Central Canada
PAUL RODRIGUEZ Macedonia, Ohio	Vice-President, Operations Great Lakes
MIKE STRUBLE Tampa, Florida	Vice-President, Operations U.S. Florida/Gulf Region
TIM TOUREK Ellsinore, California	Interim Vice-President, Operations U.S. West Coast Region
KIM TROWBRIDGE Calgary, Alberta	Vice-President, Operations Western Canada

Michel Bernard has been Vice-President, Operations Eastern Canada since December 2005 and previously held the position of Vice-President, Operations U.S. Midwest since 2003. Mr. Bernard has served in a variety of operations and marketing-related positions during his 25-year supermarket and convenience store career. Mr. Bernard joined Couche-Tard in 1987 and subsequently departed in 1994 to pursue other opportunities including as Responsible of Convenience Retailing for Petro-Canada. Mr. Bernard returned to Couche-Tard in 1999 as Senior Director of Marketing and Merchandising. Mr. Bernard holds a bachelor's degree in Management, with a major in Marketing, from the Universite du Québec a Montréal.

Robert G. Campau has been Vice-President, Operations U.S. Southeast Region since December 2003. Mr. Campau began his nearly 30-year convenience industry career with the Southland Corporation (7-Eleven) in 1974. Since joining Circle K in 1979, Mr. Campau held a variety of positions including zone manager, division manager, director of operations, franchise support services, director of organizational development, director of operations and representative of the Office of the President. Prior to December 2003, he served as Manager of Retail Support for ConocoPhillips. Mr. Campau earned his bachelor's degree in business administration from the University of Wisconsin at Madison.

Darrell Davis has been Vice-President, Operations Midwest since December 2005. He has served Couche-Tard as Director of Operations, and later as Director of Marketing within the Midwest division. Mr. Davis joined Couche-Tard in 2002 when Couche-Tard acquired Dairy Mart, where he held the position of Vice-President, Operations of such company. Mr. Davis began his career in the convenience store industry over 30 years ago. He holds a bachelor's degree in Management from the University of Louisville.

Michael Guinard joined Alimentation Couche-Tard in 2000 as National Director, Real Estate and was appointed as Vice President, Development in 2002. Mr. Guinard previously worked 10 years as Director, Real Estate-Québec for Tim Hortons following a 21 year career in the Canadian petroleum industry with Petrofina and Petro-Canada in operations, strategic planning, marketing and real estate functions. Mr. Guinard holds a bachelor's degree in Economics from Concordia University (Loyola College).

Brian P. Hannasch was appointed Senior Vice-President, Operations Western North America in December 2004 and prior to was Vice-President, Integration since 2003. In 2001, he was appointed Vice-President, Operations U.S. Midwest where he was responsible for all aspects of our U.S. operations. From 2000 to 2001, Mr. Hannasch was Vice-President of Operations for Bigfoot Food Stores LLC, a 225 unit convenience store chain in the U.S. Midwest acquired by Couche-Tard. From 1989 to 2000, Mr. Hannasch was employed by BP Amoco in various positions of increasing responsibility. His last position with BP Amoco was Vice-President of Marketing for the Midwest Business Unit. Mr. Hannasch holds a B.A. in Finance from Iowa State University and an MBA in Marketing and Finance from the University of Chicago.

Geoffrey C. Haxel has been Vice-President, Operations, U.S. Arizona Region since December 2003. Mr. Haxel served in a variety of operations and marketing positions since joining Circle K in 1988. Mr. Haxel began his career as a district manager trainee and also held the positions of sales manager, category manager and division manager. Prior to December 2003, Mr. Haxel served as Circle K's Arizona Region Manager with responsibility for more than 600 sites in a four-state territory. Mr. Haxel has completed coursework toward a bachelor's degree in chemical engineering from the University of Oklahoma.

Jean-Luc Meunier is a member of Couche-Tard's team since 1999 and has been Vice-President, Operations Central Canada since December 2005. He previously held the position of Vice-President, Operations Eastern Canada from 2004 until such appointment after holding various positions such as Operations Manager, Real Estate Manager and Technical Services Manager. Mr. Meunier also acquired some eight years of experience in project engineering, consulting, analysis and management at Shell Canada. He is a member of the Ordre des ingénieurs du Québec and holds an MBA from the Université du Québec à Montréal.

Paul Rodriguez was appointed Vice-President Operations, Great Lakes in December 2006 upon the creation of this new division. Mr. Rodriguez joined Couche-Tard in 2003 when the company acquired Circle K. He served in a variety of operations and marketing positions since joining Circle K in 1988. Mr. Rodriguez has over 20 years of experience in the retail industry. He holds a bachelor's degree in Business Administration from the Texas Tech University.

Mike Struble was appointed Vice-President, Operations of the U.S. Florida/Gulf Division in May 2007, where he served as Director of Marketing & Fuel since December, 2003. Prior to the acquisition by Couche-Tard, Mr. Struble served as a Director on the corporate marketing staff of Circle K for eight years. Mr. Struble has over 30 years of convenience retailing experience which began in 1976. He has served various regional U.S. companies in a variety of marketing and operations positions, including Director of Operations for Shore Stop and Jr. Food Stores, and Vice-President, Marketing for Strasberger Enterprises. He also served as Managing Partner of Struble Management Group for 6 years, providing turn around and interim management to companies at risk.

Tim Tourek has been Interim Vice-President, Operations U.S. West Coast Region since March 2007. His convenience store career began in 1992 with the Southland Corp. (7-Eleven). Mr. Tourek joined Circle K in 1992 as a District Manager. In his tenure at Circle K has held the positions of District Manager, Director of Operations, Regional

Operations Director, and Director of Facilities. He is a Veteran of the United States Air Force, holds a B.S. degree in Management from Golden Gate University and a MBA. from the University of Phoenix.

Kim J. Trowbridge has been Vice-President, Operations Western Canada since 1999. Prior to 1999, Mr. Trowbridge was Vice-President, Operations, Western division for Mac's Convenience Stores Inc. Mr. Trowbridge is Chairman of the Alberta Food Processors Association and the President and a director of the Western Convenience Store Association. Mr. Trowbridge has more than 20 years of experience in the convenience store industry.

As at June 30, 2007, the executive officers and directors, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 37,959,292 multiple voting shares and 1,936,008 subordinate voting shares of the Company representing respectively 67.57% and 1.32% of the issued and outstanding shares of the Company.

LEGAL PROCEEDINGS

In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail businesses. The majority of these cases are brought by individual plaintiffs. Couche-Tard believes that it is not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on Couche-Tard's operating results and financial condition.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1. Registrar offices are located in Montréal, Calgary and Vancouver.

AUDIT COMMITTEE DISCLOSURE

Charter

The Audit Committee assists the Board of Directors to supervise: (1) the integrity of the Company's financial statements and related information; (2) the Company's compliance with the applicable requirements established by law and regulation; (3) the independence, the competence and the appointment of the external auditors; (4) the performance of the head of the corporate finance team of the Company with respect to the internal controls and external auditors; and (5) Management's responsibility with regards to internal controls. The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the Committee reports thereon to the Board of Directors:

1. Review, together with management and the external auditors, the annual financial statements and the related notes, the external auditors' report thereon and the accompanying press release and obtain explanations from management on any significant discrepancies with the corresponding periods before recommending their approval by the board and publication.
2. Review, together with management, the quarterly financial statements and accompanying press releases before recommending their approval by the board and publication.
3. Review the financial information contained in the annual information form, the financial information contained in the annual report, management's analysis of the financial position and the operating results, and other documents containing similar financial information before their disclosure to the public or filing with Canadian and American regulatory authorities or other applicable jurisdictions.
4. Review annually and supervise the Company's evaluation and risk management policies. To that effect, the Committee ensures to receive a detailed report of the assessed risks that could have a significant impact on the Company's financial situation and actions taken thereon in order to eliminate or tone down such risks.
5. Review on an annual basis, together with management and the external auditors, the quality and not just acceptability of the Company's new accounting policies and review the disclosure and impact of

contingencies and the reasonableness of provisions, reserves and estimations which may have a material impact on the reporting of financial information.

6. Review, together with the external auditors, the problems and difficulties in connection with the audit and measures adopted in this regard by management and find a solution to disagreements between management and the external auditors on the reporting of financial information.

The Audit Committee has the following responsibilities with respect to risk management and external controls:

1. Monitor the quality and integrity of the corporation's internal control and management information systems through discussions with management, the external auditors and the head of the finance corporate team of the Company, where applicable.
2. Approve the internal audit plan put in place by the head of the finance corporate team of the Company.
3. Oversee the reporting of information by management on internal control. Thus, ensure that head of the finance corporate team of the Company reports biannually to the Audit Committee the results of the work performed with respect to the internal control systems.
4. Review on a regular basis an internal report describing the internal control procedures, the material issues raised in the course of the latest reviews of the internal control and management information systems, or pursuant to an inquiry by government or professional authorities, as well as the recommendations made and measures adopted with respect thereto.
5. Assist the board in discharging its responsibility for ensuring that the Company complies with the applicable legal and regulatory requirements.
6. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters as well as procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

The Audit Committee has the following responsibilities with respect to the external auditors:

1. Review the written annual declaration of the external auditors concerning all their connections with the Company and discuss the connections or services, which may have an impact on their objectivity or ability to function independently.
2. Recommend to the Board of Directors the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholders' approval) of the external auditors and review their competence, performance and ability to function independently.
3. Approve all audit services for the Company and determine which services other than audit services the auditors are not authorized to perform for the Company or its subsidiaries. To that effect, the Committee may put in place policies and procedures for prior detailed approvals concerning such services.
4. May delegate, if required to one or more independent members the authority to pre-approve non-audit services subject that all such approvals be submitted at the next Audit Committee meeting.
5. Ensure that the fees charged by the external auditors both for audit services and other authorized services are reasonable and thereafter recommend to the Company's Board of Directors the necessary approvals.
6. Review the audit plan with the external auditors and management and approve its schedule.
7. Ensure that the Company complies with regulatory requirements with respect to hiring partners, employees and former partners and employees of the present and former external auditors of the Company. To that effect, the Committee must pre-approve any hiring of current or former partners and employees of the current or former external auditors.
8. Ensure that the external auditors always report to the Audit Committee and the board as representatives of the shareholders.

9. The Audit Committee always has direct lines of communication with the external auditors and the responsible person of the internal auditing.
10. The Audit Committee holds separate meetings with management and the external auditors at least once a year or more often as appropriate.

Composition of the Audit Committee

The Audit Committee is currently composed of three independent directors, namely Messrs. Roger Desrosiers (Chairman), Roger Longpré and Jean Élie.

Financial Literacy

Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Québec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Québec Order of Chartered Accountants. Mr. Desrosiers sits on the Board of Directors of various insurance companies and is a member of the Consulting Committee of Telus Québec Inc. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Québec City. He is also Fellow of the Ordre des comptables agrées du Québec and gives training at l'École des administrateurs de société de l'Université Laval. During his career, Mr. Desrosiers developed an expertise in auditing large public companies and therefore, as an accountant engaged in auditing or reviewing an issuer's financial statements, he has an understanding of generally accepted accounting principles and financial statements. Mr. Desrosiers has also acted as lead partner and as audit partner of an audit engagement team and has actively supervised the audit, review, analysis or evaluation of financial statements for various clients. These financial statements presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. Mr. Desrosiers has also, through his experience, the ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimate, accruals and reserves. In addition, Mr. Desrosiers has acquired an understanding of internal controls and procedures for financial reporting through his experience as director of accounting and in performing audit engagements. Finally, Mr. Desrosiers is the Chairman of the Audit Committee of several companies and therefore has an understanding of audit committee functions.

Roger Longpré. Mr. Longpré has a bachelor's degree in business administration with a major in finance. He also holds an MBA degree, also with a major in finance. He spent the first thirteen years of his career in the field of corporate lending with gradually increasing responsibilities in various managerial positions for a Canadian bank, for a subsidiary of Citigroup and for Credit Suisse. His primary role as a lender was to analyse, structure and conclude financings for private and publicly traded corporations of all sizes. In doing so, he closely scrutinized financial statements on a regular basis and questioned management thereon. He has developed an understanding of accounting principles through his experience in performing extensive financial statement analysis or evaluation. He has also evaluated a company's internal controls and procedures for financial reporting. For the past eighteen years, Mr. Longpré has been acting as a consultant in the areas of mergers and acquisitions and of corporate finance. He was employed from 1986 to 1994 as a partner in charge of the financial consulting practice by the audit firm Raymond, Chabot, Grant, Thornton where he directly supervised a team of some 25 professionals operating in the fields of business valuation, financial engineering, litigation, financial modeling, corporate finance, mergers and acquisitions, grants and subsidies, etc. During this time, he analyzed and evaluated financial statements that presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. During the last twelve years, he has been active as founder and president of Mergerac Inc., a private investment bank specializing in mergers and acquisitions and in corporate finance. During his career, Mr. Longpré has been instrumental in concluding numerous business transactions including several with very sophisticated financial structures. He has an in-depth knowledge of financial instruments and practices and he keeps abreast of all new financial market developments.

Jean Élie. Mr. Élie holds a law degree from McGill University and an MBA from the University of Western Ontario. He has over 35 years experience as senior executive in the pulp and paper and energy industries as well as with securities and accounting firms. Mr. Élie has acquired through his education and experience, an understanding of the accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company's results, as well as an understanding of internal controls and procedures for financial reporting. Mr. Élie has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as a managing director of a Canadian bank wholly-owned by Société Générale (France), as Vice President, Corporate Finance of a large Canadian investment bank, as Chairman of the audit committee of Hydro Québec and as director and audit committee member of public and private companies. Since his retirement in 2002, he serves on the boards and audit committees of public and private companies, as well as non for-profit organizations. Mr. Élie is a member of the Institute of Internal Auditors and a member of the Institute of Corporate Directors.

The Board of Directors of the Company has determined that Messrs. Desrosiers, Longpré and Élie are "financially literate" in accordance with *Multilateral Instrument 52-110 Audit Committees* applicable in Canada. In addition, it has determined that Mr. Desrosiers is "audit committee financial expert" in accordance with the U.S. *Sarbanes-Oxley Act* and the rules of the U.S. Securities and Exchange Commission enacted there under.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 29, 2007, our management and our external auditors reported that these internal controls were effective.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Policy on the Approval of Non-audit Services

At its meeting held on March 16, 2004, the Audit Committee adopted a policy and procedures on the pre-approval of non-audit services by the Company's auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including book-keeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

A copy of the policy and procedures on the pre-approval of non-audit services by the Company's auditors may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Code of Ethics for CEO, CFO and Senior Financial Officers

At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the CEO, CFO and senior financial officers in accordance with the U.S. *Sarbanes–Oxley Act* ("SOX") and the applicable rules of the U.S. Securities and Exchange Commission.

A copy of the Code of ethics for the CEO, CFO and senior financial officers may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Whistle-Blowing Policy

During fiscal 2005, the Audit Committee approved in accordance with the Canadian securities laws and with the U.S. *Sarbanes–Oxley Act* and the applicable rules of the U.S. Securities and Exchange Commission a whistle-blowing policy with respect to complaints on accounting and auditing matters of the Company with the objective to:

- Establish procedures for the receipt, retention and treatment of complaints and/or concerns received regarding accounting, internal accounting controls or auditing matters;
- Establish procedures for the confidential, anonymous submission by employee of concerns regarding questionable accounting or auditing matters; and
- Establish mechanisms in order to ensure that no retaliations or punitive measures taken against an employee if the complaint was taken based on facts, in good faith and was not intended to cause prejudice to a person or in view of gaining any personal advantages.

Auditors Fees

Raymond Chabot Grant Thornton LLP, chartered accountants, Montréal, have served as the Company's auditors since 1990. For the fiscal years ended on April 29, 2007 and April 30, 2006, billed fees for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2007	2006
Audit Fees [1]	$ 984,269	$ 916,920
Audit-Related Fees [2]	$ 22,700	$ 118,620
Tax Fees [3]	Nil	Nil
All Other Fees	116,009	Nil
TOTAL	$ 1,122,978	$ 1,035,540

Notes:

(1) Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:
- attendance at audit committee meetings at which matters related to the audits or reviews are discussed;
- consultations on specific audit or accounting matters that arise during or as a result of an audit or review;
- preparation of a management letter;
- time incurred in connection with the audit of the income tax accrual; and
- services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, U.S. or other securities commissions.

(2) Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:
- employee benefit plan audits;
- accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations;
- internal control reviews;
- assurance engagements that are not required by statute or regulation; and
- general advice on accounting standards.

(3) This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company:

a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under i) to iii) above; or

b) at any other time, one copy of any of the documents referred to in i), ii) and iii) above, provided that the Company may require the payment of a reasonable fee if the request is not made by a title holder of the Company.

Additional information, including officers' and directors' remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 17, 2007 which was prepared for the 2007 annual meeting of shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 29, 2007 as well as Management's Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com. The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

* * * * *

ANNUAL REPORT 2007

RECEIVED

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Couche-Tard

HIGHLIGHTS

$12 billion in revenues (US$)

More than 45,000 motivated people

5,513 stores within the network

3 powerful brands   

- Increase of 19% in revenues
- Implementation of IMPACT program at 413 stores
- Increase of 506 company-operated stores

Financial highlights

(in millions of US dollars, except per share amounts)

	2007	2006[1]	2005	2004[2]	2003[2]	2002[2]
	$	$	$	$	$	$
Consolidated Results						
Revenues	**12,087.4**	10,157.3	8,036.8	4,395.3	2,152.9	1,526.6
EBITDA	**492.1**	438.6	343.1	174.2	100.2	76.3
Net earnings	**196.4**	196.2	155.2	56.1	40.6	29.4
Cash flows[4]	**328.7**	324.3	258.3	106.9	76.4	59.5
Per Share						
Net Earnings						
Basic	**0.97**	0.97	0.77	0.31	0.24	0.19
Diluted	**0.94**	0.94	0.75	0.30	0.23	0.19
Cash flows[4]	**1.63**	1.61	1.28	0.60	0.45	0.39
Book value	**5.67**	4.78	3.63	2.71	1.74	1.40
Financial Position						
Total assets	**3,043.2**	2,369.2	1,995.7	1,650.8	739.7	499.5
Property and equipment	**1,671.6**	1,014.1	812.0	663.3	298.5	195.7
Interest-bearing debt	**870.0**	524.1	530.9	536.8	204.6	115.7
Shareholders' equity	**1,145.4**	966.0	733.2	535.0	293.9	231.3
Ratios						
Interest-bearing net debt/ total capitalization	**0.39:1**	0.15:1	0.28:1	0.42:1	0.37:1	0.31:1
Interest-bearing net debt/ EBITDA[3]	**1.48:1**	0.39:1	0.81:1	2.20:1	1.71:1	1.32:1

(1) 53 weeks.

(2) Restated.

(3) EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is presented for information purposes only and represents a performance measure used especially in financial circles. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(4) These cash flows and cash flows per share are presented for information purposes only and represent performance measures used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, write-off of financing costs, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.


Revenues
(millions of US$)
Compound Annual Growth
51%
1,526.6
2,152.9
4,395.3
8,036.8
10,157.3
12,087.5


EBITDA(1)(2)
(millions of US$)
Compound Annual Growth
45%
76.3
100.2
174.2
343.1
438.6
492.1


Net Earnings(1)
(millions of US$ except per share amounts)
Compound Annual Growth
46%
40.6
56.1
155.2
196.4


Cash Flows(1)(3)
(millions of US$ except per share amounts)
Compound Annual Growth
41%
59.5
76.4
106.9
258.3
324.3
328.7

(1) Restated figures for 2002, 2003 and 2004

(2) EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is presented for information purposes only and represents a performance measure used especially in financial circles. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies

(3) These cash flows and cash flows per share are presented for information purposes only and represent performance measures used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, write-off of financing costs, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Stock performance

Couche-Tard's stock performance has outpaced the TSX index and consistently delivered outstanding shareholder value. During the fiscal year, the dividend was increased from 2.5¢ to 3¢ CA.

Average return over five years

30%


RETURN ON INVESTMENT
ATD.A Class A Multiple Voting Shares
ATD.B Class B Subordinate Voting Shares
S&P/TSX (Composite Index)
Canadian Dollars
400
300
200
100
0
April 02
April 03
April 04
April 05
April 06
April 07

RETURN ON INVESTMENT	APRIL 02	APRIL 03	APRIL 04	APRIL 05	APRIL 06	APRIL 07
ATD.A Class A Multiple Voting Shares	$100.00	$68.29	$119.32	$187.80	$264.88	$235.12
ATD.B Class B Subordinate Voting Shares	$100.00	$82.81	$151.07	$213.91	$323.77	$303.41
S&P/TSX (Composite Index)	$100.00	$85.48	$113.61	$122.78	$159.96	$178.67

OPPORTUNITY KEEPS KNOCKING

THE FOCUS IS ON GROWTH

We enjoyed another solid performance in fiscal 2007 – our 15th year of uninterrupted growth. The dramatic growth in Shareholders' Equity – close to 400% since 2003 – was slowed somewhat, with net earnings hit by reduced motor-fuel sale margins and increased credit card fees. These are addressed by my partner and our Chief Financial Officer, Richard Fortin, later in the report. Net of these items and Bill 15, the bottom line grew 18%. This was due primarily to continued improvement in in-store merchandising and cost containment, two solid sources of sustainable growth.

A slowdown in net earnings growth, though, should prompt investors to scrutinize the fundamental strengths of the Company and its long term prospects. I have no hesitation in saying these have never looked better.

We continue to grow the store network efficiently by following a very disciplined and profitable approach; the opportunities for high quality acquisitions increase each year and we have dedicated teams in the market place seeking them out; we remain lean and focused on cost containment and we have what I believe is the most important asset of all – an organizational structure that empowers and liberates the creativity of motivated people.

Here are some of the highlights of another strong year.

WHERE WE SPENT MONEY

It was a big year for expanding the network. We invested roughly US$1B in acquisitions, and property and equipment. We took over 421 first class locations and added 85 new corporate stores, raising our total store network to 5,513. In the process we again added many more excellent people to the team.

Besides acquiring and building, we invested US$373.4 million in renovating, in property and equipment. We completed 413 more IMPACT make-overs which means we have now upgraded more than half of the total company-operated stores. Réal and I – partner and Chief Operating Officer Réal Plourde – are constantly amazed by the return on these investments. An IMPACT renovation is extensive and responds to local preferences. It results in bright, attractive interiors and easy access to product. Costs are usually around US$200,000 and lead to double digit revenue increases and a 0.5-1% margin improvement – usually visible within six months.

One result of our network growth last year was to put us "over the top" in the US Midwest Division. Our organization is mapped out to permit a high level of personal involvement at each management layer. It tops out at about 600 stores per Division, beyond which we believe the vice-president is going to spend more time re-acting than acting. When this happened to Midwest, we responded by creating our ninth Division, Great Lakes, and placing it in the capable hands of Paul Rodriguez.

I found this to be a significant moment. Midwest is where we began our journey in the United States with the purchase of the Bigfoot chain in 2001. It was Brian Hannasch's territory and he stayed on with us. In fact, his success in growing the Division encouraged us to make the big Circle K acquisition two years later. Subsequently, Michel Bernard and now Darrell Davis have also shared in building this Division from 172 to over 600 stores.

Réal and I appreciate the grace which Darrell has shown after losing half his store network to the new Great Lakes Division. He is totally focused on rebuilding!

PROFITING FROM OUR INVESTMENTS

Couche-Tard is now the main consolidator in the North American c-store market and our methodology doesn't vary. We adhere to a very disciplined program to buy strategically and well, to integrate new assets effectively and to rapidly pay down any debt encountered in the process.

The formula is quite simple:

- We will not go below an average 25% return on capital invested within five years;
- We prefer to keep and motivate the people wherever possible;
- We invest in upgrading the acquired assets;
- Our regional teams are skilled at swiftly applying and teaching shared processes and benchmarking.

Right now, good opportunities are plentiful and I expect this to continue for several years. This is due to the same economic pressures that reduced profits last year, particularly the tightening motor-fuel margins. Faced with declining margins and increasing competition, **owners of small and medium size chains face a Darwinian choice: acquire and evolve or look for a buyer.**

Organizationally we are well positioned. Until quite recently, Réal, Richard and I would chase down opportunities ourselves and I loved that part of the job. But we all move on. Today's process reflects both our scale and administrative scope.

Under the guidance of Mike Guinard, our VP Real Estate Development, regional teams in every Division are mandated to seek out growth opportunities, whether by acquisition or by new-to-industry construction. Each team follows a strategy dictated by its marketplace. Recommendations pass first through the Division VPs, then the appropriate Senior VP before coming to me and my partners. It's an excellent system with the right decisions being made at the right place along the way.



"I have been reminded of the power of people – our people – many times this past 12 months."

Alain Bouchard
Chairman of the Board
President and Chief Executive Officer

Opportunities are plentiful and we can fund another **$1.5B** in network expansion without issuing equity. I believe that our rate of growth will most likely continue at the same pace in Fiscal 2008.

IT'S ALWAYS ABOUT PEOPLE

Réal and I spent the year as always – on the road. At least half of our time is spent touring the regions and the stores, together or individually. We both really enjoy getting out and meeting the people who are pulling the wagon.

I have never doubted that the single most important ingredient in our success is people. Especially the store managers, dealers and customer service employees but also the market and regional directors, the talented and motivated support teams, and the industry's most accomplished group of leaders.

I have been reminded of the power of people – our people – many times this past 12 months. It has been four years since our biggest acquisition – the 1,600 stores of Circle K – and the scorecard is pretty impressive. We are now witnessing the impact made by the exceptional group of people that came with it. Let me give you just one example.

Back in 2003, we nearly gave up on the Circle K stores we had acquired in El Paso, Texas which were in very poor shape. But the store managers persuaded me to give it a trial. Last year, those stores returned operating income of approximately US$7 million and doubled projections. This not only showed the mettle of the team in El Paso, it also validated for me our whole philosophy of empowerment. Circle K had been very centrally run and it was a big test of our values when we took it over.

All three brands – Couche-Tard, Mac's and Circle K – performed with distinction in fiscal 2007 and we are focussing this annual report on our people in every region. I encourage you to read about some extraordinary accomplishments and meet some very dedicated people.

HOW YOUR COMPANY IS MANAGED

This makes a good place for me to comment on how your company is managed. Although most of our investors share the long term view and have been with us for some time, some of you may still be kicking the tires.

Responsibility at the top is shared by the four founders – myself, Réal, Richard and Jacques, who is currently on a sabbatical – and together we represent more than 95 years of experience in this industry.

We are a lean and very cost conscious group. I get used to the comments when visitors realize my office looks out on the parking lot, but the message here is we don't have a head office. Here at executive offices, located in Laval, Quebec, we propose management strategies to the Board of Directors and steer the direction the company takes. The premises contain some 15 people who fulfill the responsibilities of a public company such as compliance, reporting and internal controls. The operating action is all in the divisions.

Each of our now nine Divisions is run by a Vice-President who is essentially a CEO of his own multi-million dollar company. There are two North American Senior Vice Presidents, East and West.

Responsibility is delegated generously at the base of the pyramid where each store manager has wide discretionary powers. As Réal is fond of pointing out, there are not many other places a 25-year-old can be running a business with revenues of two to 10 million.

You'll find more details on our organization structure and meet some of the people who make it work in the next pages of this report.

So we are a very disciplined, flat operator. Are we effective? Given that our per-store output is among the highest in the industry and our administrative overhead (G&A) as well as our personnel turnover are among the lowest, I would say yes.

WHAT WILL TOMORROW BRING?

I believe the outlook for Alimentation Couche-Tard is better than ever.

Our industry continues to grow in spectacular fashion. Sales in U.S. convenience stores last year rose another 15%, outpacing almost all competing retail channels. Nonetheless, the hits on motor-fuel margins and credit card fees dropped industry profits 23% creating a climate for acquiring further excellent assets.

The number of c-stores owned by the oil majors continues to fall as these companies realize the strongest return on investment is in their core business. They are divesting themselves or seeking expert management of what we call the "back court" while keeping their brand and motor-fuel out front. This trend contributed 236 of the 421 company-operated stores we acquired in 2007.

While expanding, the industry is still highly fractured with the top 10 operators accounting for only 27% of the estimated 145,000 stores. Seven-Eleven is the largest single operator at roughly 4.1% but we are closing the gap. Given the dynamics of the sector, achieving 10% of this market would seem a not unreasonable objective for a well capitalized, aggressively run participant.

So let's do this together. I urge you to visit any Couche-Tard, Mac's or Circle K store as often as you can. Tell them you're a shareholder and get to know the staff. They all love to meet people and you'll be delighted to get to know them. Oh, yes. And don't forget to buy something.

On behalf of my colleagues, I wish to thank our shareholders for their continued support. I also want to thank our Board of Directors for their guidance and dedication, our business partners and our managers and employees throughout the organization.



Alain Bouchard
Chairman of the Board
President and Chief Executive Officer

NSHIPS



1
9
9
8
8
8
9
8
9
9



Couche-Tard
Mac's

1 EASTERN CANADA
COUCHE-TARD
● 570
■ 392
TOTAL 962

2 CENTRAL CANADA
MAC'S
● 603
■ 205
TOTAL 808

3 WESTERN CANADA
MAC'S
● 290
■ 181
TOTAL 471

4 U.S. GREAT LAKES
CIRCLE K
● 279
■ 0
TOTAL 279

5 U.S. MIDWEST
CIRCLE K
● 335
■ 154
TOTAL 489

6 U.S. SOUTHEAST
CIRCLE K
● 372
■ 8
TOTAL 380

7 FLORIDA AND GULF
CIRCLE K
● 665
■ 61
TOTAL 726

8 ARIZONA
CIRCLE K
● 675
■ 83
TOTAL 758

9 U.S.WEST COAST
CIRCLE K
● 283
■ 357
TOTAL 640

● Company-operated stores
■ Affiliated stores

WESTERN CANADA
British Columbia
Alberta
Manitoba
Saskatchewan

U.S. WESTCOAST
California
Kansas
Missouri
New Mexico
Oregon
Texas
Washington

ARIZONA
Arizona
Colorado
Nevada
Oklahoma
Utah

FLORIDA AND GULF
Alabama
Arkansas
Florida
Louisiana
Mississippi
Texas

U.S. SOUTHEAST
Alabama
Georgia
Mississippi
North Carolina
South Carolina
Tennessee

U.S. MIDWEST
Illinois
Indiana
Iowa
Kentucky

U.S. GREAT LAKES
Michigan
Ohio
Pennsylvania



10
MEXICO
ASIA



Couche-Tard

10 AS OF FISCAL YEAR-END:

MEXICO	64
HONG KONG	256
CHINA	69
MACAU	16
INDONESIA	99
JAPAN	3,100
GUAM	12
TOTAL	**3,616**

NETWORK GROWS IN MEXICO AND ASIA

The Couche-Tard world embraces 3,616 Circle K stores with licensing agreements in Mexico and in six countries in Asia – an increase of 110 stores this year.

In the U.S., the Circle K Franchise Program totals 436 stores in nine states. ConocoPhillips converted 142 more locations for a total of 318 and individual franchises grew by 19 to reach 115

CHOOSING THE RIGHT PARTNER

Successful business alliances are most frequently found between partners who have similar cultures, strategies, and outlook. It is a view strongly endorsed by COO Réal Plourde.

"When we form a partnership with another organization, we're not looking for quick fixes," he says. "We're looking for fundamental, long-term value and the cooperation of people who share our views and our values."

As the second largest convenience store operator on the continent – and fastest growing – Couche-Tard counts many notable companies among its business associates. Prominent among them are many of the major oil companies.

With motor-fuel sales contributing 68% of U.S. network revenues (39% in Canada), the company markets well-known brands of fuel in various regions as well as its own brands. Its partners include global and national companies such as Shell, ConocoPhillips, Esso, BP, Marathon, Ultramar, Irving and Petro Canada.

Many of these oil companies also operate convenience stores at selected gas stations. However, recent trends are making partners out of former competitors as the oilcos re-focus on their core business and off-load or outsource the in-store merchandizing. Last December, the company acquired 230 outlets from U.S. Shell Oil.

"Shell had decided to look for specialty operators of its convenience store network," explains Brian Hannasch, Senior Vice-President, Western North America. "We have known Shell for years and have great respect for the brand so the partnership was a natural for us."

The fuel facilities remain Shell branded and the stores become Circle K. Add-on arrangements to offer Shell fuel at other Circle K sites will make Couche-Tard one of the largest Shell wholesalers in the U.S.

"This deal reflects a belief that our capital is best employed in our core business" says Larry Burch, Vice-President, Retail for Shell Oil products in the U.S. "Partnering with one of the best and most popular convenience-store chains strengthens our offer. It will help attract new traffic and give Shell customers easier access to premium convenience items and services."

In the Midwest, Couche-Tard is the largest branded partner of Marathon Petroleum Company LLC, one of the area's leading fuel supplier. The partnership has grown five-fold in four years, reflecting a solid and mutually respectful relationship.

"We look pretty hard at who we want to do business with," admits Tom Kelley, Manager of Brand Marketing for the 120-year-old company Marathon. "We want a relationship with companies who have a vision for the future, a passion to compete in this business and whose values are aligned with Marathon's.

"On all fronts, Couche-Tard scores extremely high in our analysis."

Shared values also underpin a long-standing partnership with Core-Mark, a $6B distributor serving the convenience retail business. Its focus is on being a model partner with low pricing and superior service.

"We have a ton of respect for Couche-Tard," says Chris Walsh, Senior Vice President, Sales and Marketing. "We share the same emphasis on loyalty, integrity and bringing value to our customers."

Both companies have a desire to make fundamental changes in the way the industry thinks and works. Currently, the focus is on vendor consolidation and simplifying a distribution process which can result in as many as 30 suppliers to 2,000 square foot store.

"We are trying to make it simpler and less costly in both time and money," explains Walsh. "In the process, we are becoming a marketing organization as well as a vendor to many small stores."

Couche-Tard is the kind of company that will say to you: "I believe in that. Let's try it on these 100 stores."

An entrepreneurial attitude to business is common ground for a long standing partnership with Novelty Inc. which has supplied the Company with licensed and promotional items since its first venture into the U.S. in 2001.

"I'm an entrepreneur and so are the people at Couche-Tard," explains Todd Green, CEO of the US$150 million company. "Perhaps because we have that in common we enjoy a strong relationship."

"We've gone into new markets together. Last year, I opened in Toronto to serve the Mac's stores better and we're looking at Québec. We wouldn't have done that if it wasn't for Couche-Tard."

A shared focus on innovation also drives a strong relationship with Anheuser-Busch, the industry's leading brewer, whose products are in almost half of the Company's stores.

"We have a great working relationship with every level of Couche-Tard Management," says Joe Vonder Haar, VP, National Retail Sales/Convenience Channel. "We are focused on growing the beer category and they really work to drive each category and share best practices.

For example, ACT brought walk-in coolers to the U.S. convenience store industry. They elevate the image of beer and give the beer consumer a unique shopping experience."



Réal Plourde
Executive Vice-President
and Chief Operating Officer

"A GREAT COMPANY TO WORK FOR."

HIGH RETENTION RATES COME FROM STRUCTURE AND VALUES

After each acquisition, Couche-Tard's employee retention rate is in the mid-to-high 90s. Most newcomers love Couche-Tard's people-first approach *which is backed by a structure of* empowerment.

Despite a network of 5,513 stores spread across 29 states and six provinces, only five layers of management separate the President and CEO Alain Bouchard from the store manager.

Here are the key layers – and a few of the remarkable people who work in them.

THE STORE MANAGER

The buck starts here. Each store manager (or dealer, as they are called in Central and Western Canada) enjoys wide discretion to address local demand for products, participates in key decisions such as budgeting, and is responsible for meeting financial and operational targets. That attracts a highly motivated and entrepreneurial type of individual.

"I often hear it said that working for Couche-Tard is as close as you can come to running your own business," says Réal Plourde, Chief Operating Officer.

Couche-Tard is one of the few major players in the industry which is totally focused on the convenience store business – seven of the top 10 chains are owned by oil companies as add-ons to fill-up stations.

For Ron Miller of the U.S. Midwest Division, the difference was big enough to push aside his retirement.



"I was going to call it a day," says Miller, who has been in the convenience store business since 1962. "Then Couche-Tard took over my store and totally renovated it. It looks so fantastic, the business is so good and the folks are so great I've decided to stick around. Indefinitely."

THE MARKET MANAGER

One level up is the Market Manager who looks after an average of 8-10 stores.

"I try to visit each of my 10 stores twice a week," says Climmie Jackson, a market manager in Memphis, Tennessee. A former store manager herself with 10 years of service, Jackson has always been drawn by the challenges of customer *satisfaction and is a dedicated* coach and mentor – a typical profile.



"I try to grow my managers just the way I grew," says Climmie Jackson. "There has been so much more opportunity since I became a part of Couche-Tard. I just love the place and love what I do."

For Nathalie Lacombe, the ability to move through the company and advance her career attracted her five years ago.



"I worked my way to Market Manager with 10 stores in Québec," she says. "Two months ago I transferred to Mac's in Ontario to improve my English and maybe work in the U.S. It's a great company because of how they encourage you to grow."

THE REGIONAL OPERATIONS DIRECTOR

Next level up is the Regional Operations Director (ROD). He is responsible for roughly 10 Market Managers and 100 stores, depending upon region and geography.

Duane Sharp is an ROD in the Arizona Division, responsible for 11 market managers and 125 stores from Phoenix to Las Vegas. A passionate coach, Sharp tries to visit every store in a period of 28 days, as well as meet with his Market Managers.

"I'm one of those people who are up at 2:15 a.m.," he admits. "I enjoy helping others and my thrill is to watch people succeed. At last I feel I'm working for a company that feels the way I do about its people."

It's a sentiment echoed by Randy Horne, an ROD in Tallahassee whose store chain was owned by a petroleum company before acquisition by Couche-Tard.

"When you are owned by 'Big Oil', you are just a tiny sliver on the profitability pie chart," he says. "For us that meant no capital investment and no attention."

"It is a huge difference to work for people who want to be in this business, who love and understand it, and who will invest in both the assets and the people."

VPS ET AL

Only four steps away from the store counter is where Couche-Tard's "C" level starts. A Vice-President Operations runs each of nine geographic Divisions but, in the Couche-Tard world, these are virtually CEOs of nine autonomous businesses.

"I was a Vice-President with a competitor when it was acquired by Couche-Tard," recalls Darrell Davis, now VP of the US Midwest Division. "I was offered a lesser title and lower pay but they told me I would have more decision making power and impact at this level than I ever did as a VP at my old company. And it was true!"

Managing the nine Divisions are two Senior Vice-Presidents, one for Eastern and one for Western North America and this is still only the fifth layer of management.

Brian Hannasch, the Western SVP, was in charge of 180 stores in the U.S. Midwest when Couche-Tard made its first acquisition south of the border.

"I admit that I thought to myself what can these Canadians show us," remembers Hannasch, "and I gave it six months. But we soon found they really knew the business and the principals were all fully engaged. It's a great company to work for."



Brian Hannasch
Senior Vice-President
U.S. Midwest

"THAT'S MY CIRCLE K!"

TEAMWORK OVERCOMES TOUGH CHALLENGES

As President and CEO Alain Bouchard and Executive Vice-President and COO Réal Plourde toured El Paso, Texas during the Circle K deal of 2003, their thoughts were on the same truth: acquiring over 1,600 stores in one deal inevitably means some pruning.

"There had been no investment in El Paso for some time," recalls Bouchard. "The assets were in poor shape. We're buyers, not sellers, but I didn't see how we could justify keeping these stores."



When El Paso finally got its chance, it didn't look back. Part of the team that pulled an amazing turnaround (l-r) Mike Ruiz, Victor Salas, Isela Almanzar, Grace Aguirre, K.C. Kingsbury

But when they expressed these concerns, they faced some determined managers.

"We're very proud people down here," says Victor Salas, Category Manager. "We wanted a chance to show what we could do with some support."

The company agreed to a limited test and the response was overwhelming.

"We'd heard these promises in the past but this time it was actually happening," went on Salas. "We all pooled our best practices and worked together. There were no egos. We were just not going to let anyone down."

In the first year of Couche-Tard ownership, the region had operating loss of over US$0.3M. Last year, it posted operating income of approximately US$7M, exceeding plan by almost 100%. Fuelling has been re-branded Circle K and volume has grown 52% since 2004. Average merchandize revenue per store has increased by 23% and merchandizing margin by 40%.

Fiscal 2008 will see the completion of 34 IMPACT upgrades as the turnaround continues. The stores have bright, modern interiors with new coffee bars and frosters, beer caves and a powerful new colour scheme evoking the desert environment. Pride and the new paint quickly led to a new slogan in the region: "That's my Circle K!"

"We're seeing a big, positive change in all areas," says Tim Tourek, Interim Vice-President of the U.S. West Coast Division. "We measure in-store customer service with a "Mystery Shopper" index and I'm proud of the 91% we have for the division. But El Paso's way out in front. Their score is over 95% which is extremely strong by any standard."

FROM SANDSTORM TO SNOWBANK

Some 1,400 kilometres to the northeast, another Circle K team was tackling a different challenge. A deal with Shell Oil U.S. in late 2006 included 67 locations in Denver, Colorado. The deal came with a catch.

Under Shell's system of Multi-Site Operators, the sites were run by three separate businesses. That meant no management above store manager was being acquired and Circle K was starting from scratch.

"We re-located an entire management team of a dozen people up there," says Geoff Haxel, Vice-President Operations of the Arizona Division. "We were able to do this because we focus a tremendous amount on people in our organization and go through a succession planning process twice a year."

The incoming team completed an ambitious transition plan in record time.



"We transformed all 67 stores to Circle K imagery and branding in the space of four-days," says Steve Maeda, Retail Operations Director and team leader. "We were able to create a uniform presentation which was missing among the three previous businesses."

Denver's population is increasing rapidly and in 2006 it moved from 11th to 8th fastest growing city in the U.S. The population is young, the economy vibrant and the lifestyle healthy. Circle K is following the market with additional offerings of waters, juices and energy drinks.

Denver is also more than 1,200 metres above Phoenix, where many of the new management team are based.

"These are people who are thrilled to see seven inches of rain on an annual basis," says Haxel. "Two weeks after the deal closed on December 6, Denver was hit by 45 inches of snow – a 30-year record."

At least the transition plan had specified four-wheel drive vehicles.

WORK FOR ME. PLEASE!

The Company's Western Canada region has recorded exceptional growth for several years now, a remarkable effort.

"The economy out here is really overheated, thanks to the tar sands and other energy projects," says Division Vice-President Kim Trowbridge. "It's making it increasingly difficult to hire and retain quality folks."

The region's business model has helped to this point. Under the Mac's brand, store managers, who are called dealers, operate the stores as turnkey operations for a percentage of revenue. So they share in the growth. Good employees are another story.



Joe Nemeth is Director of Operations in Northern Alberta, where the problem is most pronounced. In Fort McMurray, competing stores and fast food restaurants have signs in the window reading "Work here and get $700".

"It's not unusual to find a restaurant closed on a Thursday night because they can't get staff," says Nemeth.

Two years ago, Western Canada's Division management and the dealers came up with a winning, non-cash solution to the HR challenge. The dealers pool resources and fund incentives that include a free apartment to live in, use of a car to get around and plane rides home every six months or so.

Recruiting is directed out of the division as far away as Toronto. After six months, employees also become eligible for drawings of $500.

"Most people working here are from somewhere else," says Nemeth. "So these incentives really mean more than getting extra pay but then having to pay huge rents."

THE OPERATIONS TEAM



Michel Bernard (Couche-Tard)
Vice-President, Operations
Eastern Canada

Excellent team builder. Did a great job in the U.S. Midwest before returning to Québec 18 months ago with a new vision for Eastern Canada.



Jean-Luc Meunier (Mac's)
Vice-President, Operations
Central Canada

Transferred with his family out to Ontario to take over Central Canada. Has been rebuilding the network there and is now repositioning more than 600 Mac's stores.



Kim J. Trowbridge (Mac's)
Vice-President, Operations
Western Canada

A source of inspiration for the Company. A brilliant marketer, he first came up with the IMPACT concept and the "chain of one". Delivers astonishing Return on Investment levels.



Darrell Davis (Circle K)
Vice-President, Operations
U.S. Midwest

Very focused operations manager with the best G&A average per store in the U.S. Reacted positively to splitting his Division and co-managed Paul Rodriguez off to a great start.



Paul Rodriguez (Circle K)
Vice-President, Operations
U.S. Great Lakes

Building our newest Region in Ohio, Michigan and Pennsylvania. Acquired 20 stores before he had an office for a total of 302. Has 20 years of experience with Circle K.



Robert G. Campau (Circle K)
Vice-President, Operations
U.S. Southeast

Skilled people manager with a special touch for acquisitions. Integrated 82 stores and 850 people from Spectrum in fiscal 2007. Established his own acquisition team.



Mike Struble (Circle K)
Vice-President, Operations
Florida and Gulf

Mike took over from Mick Parker who left at year-end. His 30 years of experience and deep knowledge of the company make Mike an ideal choice here where we face the task of rebuilding this hurricane-hit region.



Geoffrey C. Haxel (Circle K)
Vice-President, Operations
Arizona

Arizona is the biggest contributor to the company and Geoff grew market share yet again. Inspiring leader who pulled together a full management team for Denver without missing a beat.



Tim Tourek (Circle K)
Interim Vice-President, Operations
U.S. West Coast

With over 15 years of experience with us, Tim's well cut out for this job. He took over the job from Joy Powell, allowing her to refocus her career. Joy remains with us and we wish them both continued success.



Michael Guinard
Vice-President,
Real Estate Development

Directs and coordinates the company's fast-growing real estate portfolio. Oversees regional Directors of Real Estate who lead development teams in each of the nine Divisions.



Rick Hamlin (Circle K)
Senior Director,
Worldwide Franchise

Added 110 new stores outside of North America in fiscal 2007. Along with his involvement in the U.S., Rick is steadily building an international market in Mexico, Japan, Indonesia, Guam and China.

CARING FOR PEOPLE AND THE PLANET



At Couche-Tard, we care not only for people but for our planet. This past year, we stepped up our commitment to preserving our environment and we reached new heights in caring for others.

CARING FOR THE PLANET

The recent past has seen increased awareness of the need for more responsible use of energy and resources. Corporations around the world are stepping up to the plate.

Here in Canada, the initiative is being led by the Conference Board of Canada. Last year, we joined many other companies in the Carbon Disclosure Project 5, monitoring and reporting on our energy use as a basis for future action. We retained an expert company to complete the year-long research and filed our report with the Conference Board May 31, 2007.

Part of the study seeks to establish how many tons of "greenhouse gasses" are put into the atmosphere as a result of our operations. With motor fuel sold at 62% of our locations, these sales constitute the largest single source of CO_2 caused by our actions.

When you back these sales out, 85% of the remaining CO_2 comes from our use of electricity, notably the operation of refrigeration and air conditioning units in the stores. How this electricity is generated varies according to region but, on a system-wide basis, roughly 30% comes from renewable sources, e.g. hydro power.

We already have in place specific programs to save energy. As we continue to refine and add to the data, we will be able to make choices as to socially and economically appropriate ways to reduce these emissions.

Environmental measures

- Accelerated employee training in recycling awareness and processes. In Québec we have installed new containers for separating fibre;
- We have used video conferencing since 1999 to reduce executive travel;
- This annual report, and the Proxy Circular, are among an increasing number of documents printed on 100% recycled paper;
- We have air-blast doorways on some 500 stores which conserves the inside temperature;
- We are measuring the amounts of recycled and non-recycled garbage;
- We are recording the amount of coolant used in the refrigeration units.



Dominic Gendron and Frédérique Brou provided nearby shelter during college shooting in Montréal.

THE COUCHE-TARD TEAM PROVIDED SANCTUARY FOR ABOUT 30 PEOPLE.

Energy efficiency measures

- We are changing the lighting in the stores to more efficient CFL bulbs;
- We are extending installation of magic eye systems that turn lights on and off as needed;
- We have adjusted our compressors and equipment to avoid drawing heavily on power at peak periods;
- A study is being made of an Internet-based system for optimum control of lighting, heating, ventilation, air conditioning and refrigeration.

Since our network is constantly expanding, our response is targeted at improving energy effectiveness and reducing CO_2 emissions on a per-store basis.

PROVIDING SANCTUARY

One Wednesday last September, Dominic Gendron was making a regular call on one of the Couche-Tard stores he supervises in Montréal. He had just gone out to his car to get some documents when the shooting began.

"We closed the store right away," he recalls. "Then I started bringing people in and Frédérique would give them something to drink or snack on while they collected themselves."

That was the day when a 25-year-old man walked into Dawson College near the store and shot 19 people, killing one. The drama played out for several hours with students and bystanders caught in the confusion.

"It all started so quickly," says Frédérique Brou, the store manager. "There were people running past and crying. Dominic kept going outside and bringing more people in."

The Couche-Tard team provided sanctuary for about 30 people. Gendron also persuaded a neighbouring restaurant to provide a hot meal for which he paid.

"All the stores and restaurants were naturally closed and the people left," he says. "When I thought about it later, I wish I'd persuaded some of them to stay open and shelter more people."

"I'm happy we did what we could."

HELPING OTHERS – "A JOB WE LOVE!"

The convenience store business creates natural networks for pooling the resources of others. For Couche-Tard, that network includes more than 45,000 people, their families and 5,513 stores and their customers – altogether an outreach that touches millions of people.

All three brands have proud commitments to serving their communities and the Executive Office, too, has its own dedicated program of support for others. Each year, the Couche-Tard family gives and helps generate millions of dollars for worthy causes and raised over US$3.2 million this past year in donations and community sponsorships.

Each Division varies in its approach and many of the relationships have been built up over years of participation and teamwork.

In Central Canada, for example, Mac's has been supporting Big Brothers and Big Sisters for over 30 years. In Eastern Canada, the focus is also on young people with support for the Club des petits déjeuners as well as Opération Enfant Soleil. U.S. West Coast has been a booster of the Boys and Girls Club since 2001, Western Canada has been proud to help out the Kids Help Phone for many years and is also a big supporter of Minor Hockey for both boys and girls.

One of the biggest and longest running partnerships is between the Florida/Gulf Coast and Arizona Divisions and the United Cerebral Palsy Association. This year, the 18th, the Division again will hand over more than $2M.


UCP
13th Annual Gala

"It's become a part of the job that we love," says Region Operations Director Lisa Geyer, a former member of the UCP board. "I take the Market Managers to the meetings and we read to the kids. And the parents bring the kids around to the stores to thank us. That makes it pretty personal."



MAKING AN ASSET OUT OF A NECESSITY

THE COUCHE-TARD WAY

The Company performed strongly again in fiscal 2007. As presented on pages 2-3 in summary form, revenues grew 19% to reach US$12B.

Earnings growth was lower than previous years for two reasons. First was a reduction of half a cent in motor-fuel gross margins, after deducting the costs related to electronic payments at our corporate stores in the U.S., a decrease which represents missing income of some US$17 million. The second was the continuing increase in credit card fees. These surged 22% in 2007 on an industry basis, becoming the second largest expense behind labour.

"These are industry-wide issues for which we will all have to compensate," says Richard Fortin, Executive Vice President and Chief Financial Officer. "In the long term view, our balance sheet is strong, the Company continues to outpace the competition and opportunities for continued growth remain plentiful."

In-store performance continues to improve, as evidenced by a 11.9% increase in gross profit margin, 74% of which comes from in-store sales. The increase primarily reflects the result of the IMPACT store renovation program which has now upgraded more than 50% of the Company-operated stores.

Rigorous cost containment was also evident last year. Despite intense pressure on salaries in hot economies such as Arizona, Florida and Alberta, Selling, General & Administrative Expenses as a percentage of merchandise and services revenues increased less than 1%.

An interesting example of cost management was the Company's approach to complying with the new requirements for internal controls dictated by Canadian and American legislation.

"We faced the possibility of spending millions of dollars and thousands of hours implementing and documenting these procedures," says Fortin. "After listening to the experts, I thought there had to be a Couche-Tard way to do this."

The Couche-Tard way turned a necessity into a virtue. Under the management of Raymond Paré, Senior Director of Finance, the extensive tasks were parcelled out and teams trained at each of the Company's four administrative centres in Laval, Toronto, Columbus Indiana and Phoenix Arizona. It required an intensely detailed plan, the buy-in of senior management of each division and tight scheduling and supervision.



"There were two big benefits by doing it this way," explains Paré. "First, while other companies dedicated teams in a centralized effort and spent huge amounts of money, our four regional teams worked as part of their regular duties and additional costs were very, very modest."

"Second, the work was done by the people who could use the knowledge and train others. That knowledge is now in the divisions where it belongs under our decentralized structure."

TAILORING THE TASK

- **The focus was put on processes and key controls that could have a material impact on the quality of the financial information.**
- **The whole process was done in record time.**
- **The success of this project is mainly due to the tremendous efforts and devotion of Couche-Tard's people within each division.**

Richard Fortin
Executive Vice-President
and Chief Financial Officer

ANNUAL REPORT 2007

RECEIVED
2007 AUG 23 A 5:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial review and MD&A

For the year ended April 29, 2007


Couche-Tard

MANAGEMENT'S DISCUSSION AND ANALYSIS

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as the performance for fiscal year ended April 29, 2007. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard's 2007 Annual Report, which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov and on the Company website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the *U.S. Private Securities Litigation Reform Act of 1995*. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 17, 2007, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

Our network is comprise of 5,513 convenience stores throughout North America, including 3,413 stores with motor fuel dispensing. We are present in nine North American markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout our network and at the Service offices.

Our mission is to offer to our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients' demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our proprietary brand products, our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented. Our industry is in a consolidation and restructuring phase following the stiff competition and major fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for industry participants that have a good financial position such as Couche-Tard to grow through mergers and acquisitions.

2007 Overview

We announced revenues for fiscal 2007, up 19.0% over last year to $12,1 billion. We invested close to $1,0 billion this year through acquisitions, new sites construction and IMPACT implementation to foster future earnings growth. For the year, net earnings are comparable to last year due mainly to the volatile and competitive motor fuel market and the unusual income taxes expenses of $9,9 million following the adoption of Bill 15.

As our merchandises and services revenues generate approximately 80% of the Company's gross margin, management considers that an appropriate performance measure for the stores consist to neutralize the variance of the motor fuel gross margin from a period to another. Thus, considering a comparable motor fuel net margin[1] to the one experienced in fiscal 2006 and excluding the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $35.2 million or 18.2% compared with net earnings in the previous fiscal year, standardized over 52 weeks.

Business acquisitions

During fiscal 2007, we made the following business acquisitions:

- effective April 10, 2007, acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores are operated under operating leases;
- effective February 26, 2007: acquisition, from Richcor, Inc., of 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States;
- effective December 1, 2006: purchase of a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement;
- effective October 30, 2006: purchase, from Sparky's Oil Company, of 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States;
- effective October 4, 2006: from Holland Oil Company, purchase of 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
- effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators;
- effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States;

We expect these 421 new Company-operated stores and 75 affiliated stores to contribute to our net earnings on an annual basis.

New credit facility

On September 22, 2006, we entered into a new credit agreement, replacing our secured senior term and renewable credit facilities.

Our new credit agreement consists of a revolving unsecured credit facility of a maximum amount of $500.0 million with an initial term of five years that can be extended each year to a five-year term at our request and with the consent of our lenders. In addition, the credit agreement includes a clause that permits us to increase the limit by a maximum

[1] The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

amount of $250.0 million, also subject to the lenders consent. On November 15, 2006, we took advantage of this clause for an amount of $150.0 million bringing the maximum available amount to $650.0 million, as at April 29, 2007.

Income taxes

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the *Quebec Taxation Act*, we posted a $9.9 million unusual retroactive income tax expense in the first quarter. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

Dividends

On July 17, 2007, the Board of Directors declared a dividend of Cdn$0.03 per share to shareholders on record as at July 26, 2007 and approved its payment for August 3, 2007. This is an eligible dividend within the meaning of the *Income Tax Act*.

Internal controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 29, 2007, our management and our external auditors reported that these internal controls were effective.

Outstanding shares and stock options

As at July 13, 2007, Couche-Tard had 56,175,312 Class A multiple voting shares and 146,567,734 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8,894,315 outstanding stock options for the purchase of Class B subordinate voting shares.

Subsequent events

On June 5, 2007, we acquired 28 Company-operated stores operating under the Sterling banner in northwest Ohio, United States, from Sterling Stores, LLC.

Income Statement Categories

Merchandise and Service Revenues. In-store merchandise revenues are comprised primarily of the sale of tobacco products, grocery items, candy, snacks, various beverages, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service revenues include fees from automatic teller machines, sales of calling cards and gift cards, revenues from car washes, the commission on sale of lottery tickets and issuance of money orders, fees for cashing cheques as well as sales of postage stamps and bus tickets. Service revenues also include franchise fees, license fees from affiliates and royalties from franchisees.

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we take ownership of the motor fuel inventory. In the United States, we purchase motor fuel and sell it to approximately 165 independent store operators at cost plus a mark-up. We record the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we have earned is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

Gross Profit. Gross profit consists mainly of revenues less the cost of goods and motor fuel sold. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method.

Operating, Selling, Administrative and General Expenses. The primary components of operating, selling, administrative and general expenses are labour, occupancy costs, commissions to dealers and overhead and include advertising expenses that are charged as incurred.

Key performance indicators used by management, which can be found under "Results of Operations-Other Operating Data", are merchandise and service gross margin, growth of same-store merchandise revenues, motor fuel gross margin and growth of same-store motor fuel volume.

Summary of changes in our stores during the fourth quarter and fiscal year ended April 29, 2007

The following table presents certain information regarding changes in our stores over the 12-week periods ended April 29, 2007 (fourth quarter of 2007) and the 52-week period ended the same date (fiscal year 2007):

	12-week period ended April 29, 2007			52-week period ended April 29, 2007		
	Company-operated stores	Affiliated stores	Total	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	4,008	1,352	5,360	3,632	1,351	4,983
Acquisitions	66	-	66	421	75	496
Openings / constructions / additions [1]	12	126	138	85	401	486
Closures / withdrawals [2]	(14)	(37)	(51)	(70)	(382)	(452)
Conversions into Company-operated stores	-	-	-	9	(9)	-
Conversions into affiliated stores	-	-	-	(5)	5	-
Number of stores, end of period	4,072	1,441	5,513	4,072	1,441	5,513

(1) The important increase in affiliated stores results from the addition of the new ConocoPhillips franchises, as mentioned in the 2006 Annual report, and from new agreements signed with business communities in certain regions.

(2) As mentioned in the quarterly report of the second quarter, the important withdrawal of affiliated stores arises from the decision of SSP Partners not to renew their licence agreement.

During the year, we also implemented our IMPACT program in 413 Company-operated stores (146 during the fourth quarter). As a result, 51.2% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable opportunity for future internal growth.

Summary analysis of consolidated results for the fourth quarter of fiscal 2007

The following table highlights certain information regarding our operations for the 12-week period ended April 29, 2007 and the 13-week period ended April 30, 2006:

(In millions of US dollars, unless otherwise stated, unaudited)	12-week period ended April 29, 2007	Standardized 12-week period ended April 30, 2006	Variation %	13-week period ended April 30, 2006
Revenues	2,972.6	2,418.8	22.9	2,638.9
Operating income	64.6	52.4	23.3	57.2
Net earnings	33.4	29.4	13.6	32.1
Selected Operating Data:				
Growth of same-store merchandise revenues [1]:				
United States	3.4%	4.6%		
Canada	3.3%	4.3%		
Growth of same-store motor fuel volume [1]:				
United States	(2.5%)	5.8%		
Canada	5.2%	4.1%		

(1) Excludes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees. Growth in Canada is calculated based on Canadian dollars.

For the 12-week period ended April 29, 2007, we achieved revenues of $3.0 billion, compared with $2.6 billion for the same period in fiscal 2006, an increase of 12.6% or $333.7 million. On a 12-week standardized period, the increase is $553.8 million or 22.9%. We recorded 81.9% of our revenues in the United States, compared with 78.9% in the fourth quarter last year.

In the United States, growth of same-store merchandise revenues (on a 12-week standardized period) was 3.4% while it was 3.3% in Canada. In the U.S., this growth rate is very satisfactory particularly given that it is in comparison to a particularly hectic period the previous year following the hurricanes. In Canada, the growth rate was also very acceptable given the very competitive markets in Central and Eastern Canada and the growing smuggling on tobacco products. In addition, in both the U.S. and Canada, the growth is partially due to the results from investments in our IMPACT program conversions, as well as the results from the launch of new products that were well received by customers and from the implementation of our pricing strategies on certain product categories.

Growth of same-store motor fuel volume (on a 12-week standardized period) fell 2.5% in the U.S. but rose 5.2% in Canada. In the U.S., in light of the significant and quick increases in the cost price of gasoline in the last weeks of the fiscal year, our Southeast and Florida/Gulf Coast regions markets took the initiative to restore retail prices in their respective markets. This strategy was not always followed by the competition, which had a negative impact on volume. However, the strategy had a positive impact on net earnings. Excluding these two regions, growth in same-store motor fuel volume would have been 1.9% for the quarter and 4.1% for the year, which is very satisfactory. In Canada, the growth is due to the strong economy in Western Canada combined with the successful CAA program in Quebec.

Net earnings

We closed this quarter with a net earnings increase of $1.3 million at $33.4 million, resulting in per-share earnings of $0.17 or $0.16 on a diluted basis. On a 12-week standardized period, the increase is $4.0 million or 13.6%. If we consider a comparable motor fuel net margin[1], net earnings would have increased by 1.0% and would have reach $29.7 million, on a standardized 12-week period. Of the 421 Company-operated stores acquired during the 2007 fiscal year, 62.7% or 264 have been acquired during the second half of the year, including Shell's stores whom represent an integration challenge in regards to human resources. These acquisitions have not yet generated their full potential in terms of operating income before amortization. On the other hand, the depreciation expense and the financial fees related to these acquisitions have been completely recorded to earnings.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	52-week period ended April 29, 2007	53-week period ended April 30, 2006	52-week period ended April 24, 2005
Average for the period (1)	**0.8789**	0.8417	0.7779
Period end	**0.8961**	0.8945	0.8098

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

[1] The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 52-week periods ended April 29, 2007 and April 24, 2005 and for the 53-week period ended April 30, 2006:

(In millions of US dollars, unless otherwise stated)	**52-week period ended April 29, 2007**	Standardized 52-week period ended April 30, 2006	53-week period ended April 30, 2006	52-week period ended April 24, 2005
Statement of Operations Data:				
Merchandise and service revenues [1]:				
United States	**3,116.6**	2,756.2	2,812.0	2,564.7
Canada	**1,500.4**	1,398.8	1,426.7	1,239.5
Total merchandise and service revenues	**4,617.0**	4,155.0	4,238.7	3,804.2
Motor fuel revenues				
United States	**6,514.6**	4,926.6	5,044.9	3,567.8
Canada	**955.8**	855.6	873.7	664.8
Total motor fuel revenues	**7,470.4**	5,782.2	5,918.6	4,232.6
Total revenues	**12,087.4**	9,937.2	10,157.3	8,036.8
Merchandise and service gross profit [1]:				
United States	**1,046.9**	913.4	932.3	834.9
Canada	**526.6**	473.5	483.1	415.7
Total merchandise and service gross profit	**1,573.5**	1,386.9	1,415.4	1,250.6
Motor fuel gross profit:				
United States	**372.1**	307.9	312.5	255.9
Canada	**58.9**	62.2	63.6	51.3
Total motor fuel gross profit	**431.0**	370.1	376.1	307.2
Total gross profit	**2,004.5**	1,757.0	1,791.5	1,557.8
Operating, selling, administrative and general expenses	**1,512.4**	1,325.1	1,352.9	1,214.7
Depreciation and amortization of property and equipment and other assets	**133.8**	105.0	106.9	83.9
Operating income	**358.3**	326.9	331.7	259.2
Net earnings	**196.4**	193.5	196.2	155.2
Other Operating Data:				
Merchandise and service gross margin [1]:				
Consolidated	**34.1%**		33.4%	32.9%
United States	**33.6%**		33.2%	32.6%
Canada	**35.1%**		33.9%	33.5%
Growth of same-store merchandise revenues on a 52-week basis [2] [3]:				
United States	**3.3%**		5.2%	10.4% [6]
Canada	**2.6%**		3.9%	2.6% [6]
Motor fuel gross margin:				
United States (cents per gallon) [3]	**14.90**		15.14	14.17
Canada (Cdn cents per litre)	**4.31**		5.00	4.61
Volume of motor fuel sold [4]:				
United States (millions of gallons)	**2,609.0**		2,116.1	1,858.1
Canada (millions of litres)	**1,554.5**		1,509.6	1,413.5
Growth of same-store motor fuel volume on a 52-week Basis [3]:				
United States	**2.9%**		6.0%	6.3% [6]
Canada	**4.8%**		2.8%	6.6% [6]
Per Share Data:				
Basic net earnings per share (dollars per share)	**0.97**		0.97	0.77
Diluted net earnings per share (dollars per share)	**0.94**		0.94	0.75
Balance Sheet Data:				
Total assets	**3,043.2**		2,369.2	1,995.7
Interest-bearing debt	**870.0**		524.1	530.9
Shareholders' equity	**1,145.4**		966.0	733.2
Ratios				
Net interest-bearing debt/total capitalization [5]	**0.39:1**		0.15:1	0.28:1
Net interest-bearing debt/EBITDA [6]	**1.48:1**		0.39:1	0.81:1

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3) For Company-operated stores only.
(4) Includes volume of franchisees and dealers.
(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Analysis of consolidated results for the fiscal year ended April 29, 2007

Revenues

Our revenues amounted to $12.1 billion for 2007, up $1.9 billion for an increase of 19.0%. On a standardized 52-week period, our revenues posted an increase of $2.2 billion or 21.6%. We earned 79.7% of our revenues in the United States, compared with 77.4% the previous year.

In fiscal 2007, on a 52-week standardized period, the growth of merchandise and service revenues was $462.0 million or 11.1%, of which $219.1 million was generated by the stores acquired during the year and $67.4 million was generated by the 4.4% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, the increase in same-store merchandise revenues in the United States stood at 3.3% compared with 2.6% in Canada. The growth rate of 3.3% in the U.S. is very satisfactory particularly given the fact that we did not profit from the hectic period following the devastating hurricanes of last year. Moreover, this year, we did not benefit from the exceptional weather conditions experienced last year in our Southwest region markets, which generated strong growth in certain of our main product categories, including water, beverages and beer. This year, the same region was affected by heavy rains and much lower temperatures. Finally, the $8.20-per-carton tax increase on tobacco applied on December 8, 2006 by government officials in Arizona has greatly affected sales in this product category. The Canadian market benefited from the economic boom in Western Canada. Finally, in both the United States and Canada, we continue to benefit from our pricing and product mix strategies as well as from the ongoing implementation of our IMPACT program throughout our network.

In 2007, on a 52-week standardized period, motor fuel revenues increased $1.7 billion or 29.2%, of which $816.2 million was generated by the stores acquired since May 1st, 2006. The appreciation of the Canadian dollar resulted in a $42.1 million increase in revenues whereas the jump in the average retail price at the pump for our Company-operated stores boosted revenues by $352.6 million. The following table shows the average retail pump prices observed over the past 24 months:

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 29, 2007					
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	**2.52**
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	**88.42**
53-week period ended April 30, 2006					
United States (US dollars per gallon)	2.18	2.62	2.33	2.30	**2.35**
Canada (Cdn cents per litre)	82.79	95.65	84.61	88.63	**87.71**

For internal growth, in the United States, the increase of same-store motor fuel volume for fiscal 2007 was 2.9% and 4.8% in Canada. The growth in the United States is considered to be very satisfactory, particularly given that our price optimization program in the Southwest region is in its second year, which has resulted in a less important impact. In addition, the price restoring strategy initiated in the fourth quarter in our Southeast and Florida/Gulf Coast regions markets had a negative impact on the volume sold. Excluding those regions, growth in our same-store motor fuel volume would have reached 4.1% this year. In Canada, the growth was mainly a result of the strong economy in Western Canada combined with the CAA program implemented in Quebec.

Gross profit

During 2007, the merchandise and service gross margin was 34.1%, up from 33.4% in 2006. In the United States, the gross margin was 33.6%, up from 33.2% last year. In Canada, it was 35.1% for the current year compared with 33.9%. In both our U.S. and Canadian markets, the reasons behind the increase in gross margin include the impact of improvements in purchasing terms, changes in our product mix with a focus on higher margin items that target customers' demand more specifically, as well as the implementation of our IMPACT program in an increasing number of our stores, including our newly acquired stores. However, in the United States, and primarily during the last quarter, many factors have negatively affected gross margin. More promotional activities introduced due to intense competition in several product categories. The tax hike of $8.20-per-carton on tobacco products in Arizona also affected gross margin, given that the increase was not fully passed on to consumers. Finally, some store acquired during the year were having aggressive price strategies that cannot be modified on a short-term period.

For fiscal 2007, the motor fuel gross margin for our Company-operated stores in the United States slightly decreased to 14.90¢ per gallon compared with 15.14¢ per gallon in the previous fiscal year. In Canada, it also fell to Cdn4.31¢ per litre compared with Cdn5.00¢ per litre last year.

The following table provides some information related to the motor fuel gross margin of our Company-operated stores in the United States for the last eight quarters:

(US cents per gallon)

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 29, 2007					
Before deduction of expenses related to electronic payment modes	13.60	20.73	13.19	13.12	**14.90**
Expenses related to electronic payment modes	3.82	3.77	3.12	3.59	**3.52**
After deduction of expenses related to electronic payment modes	9.78	16.96	10.07	9.53	**11.38**
53-week period ended April 30, 2006					
Before deduction of expenses related to electronic payment modes	14.86	17.05	17.63	10.96	**15.14**
Expenses related to electronic payment modes	2.98	3.50	3.24	3.31	**3.26**
After deduction of expenses related to electronic payment modes	11.88	13.55	14.39	7.65	**11.88**

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses increased by 0.8% as a percentage of merchandise and service revenues in fiscal 2007. These costs were significantly affected by higher salaries, due, in part, to a labour shortage in certain regions and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales. These factors each explained 0.4% of the increase.

The new legislative proposal in the U.S. regarding minimum wage aims to increase minimum wage from the current $5.15 to $7.25 per hour. The Bill has been submitted to the Senate. If the proposal is adopted, Couche-Tard estimates that this legislation will have an impact of approximately $5.0 million on its results before taxes.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made in 2006 and 2007 through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $14.0 million compared with last year. The increase is primarily due to higher average interest rate and average borrowings.

Income taxes

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the *Quebec Taxation Act*, we posted a $9.9 million unusual retroactive income tax expense in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate of fiscal 2007 was 33.52%, which is slightly lower than the rate of 34.09% observed in 2006.

Net earnings

We closed fiscal 2007 with net earnings of $196.4 million, which equals $0.97 per share or $0.94 per share on a diluted basis compare to $196.2 million in fiscal 2006. On a 52-week comparable period, net earnings rose $2.9 million or 1.5%. If we consider a comparable motor fuel net margin[1] and exclude the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $35.2 million or 18.2% compared with net earnings in fiscal 2006, standardized over 52 weeks.

Financial Position as at April 29, 2007

As shown by our debt ratios included in the "Selected Consolidated Financial Information" section and our cash flows, our financial position is excellent.

Our total consolidated assets of $3.0 billion as at April 29, 2007 increased by $674.0 million compared with the previous year. The growth is primarily a result of the increases in property and equipment, goodwill and inventory by $657.5 million, $128.0 million and $59.8 million, respectively. These increases were offset by the decrease of $189.8 million in cash and cash equivalents. These variations are primarily due to business acquisitions as well as property and equipment investments for fiscal 2007.

1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Shareholders' equity was $1.1 billion as at April 29, 2007, up $179.4 million resulting mainly from net earnings of $196.4 million, $19.5 million in dividends paid, and by the stock-based compensation expense of $4.2 million for fiscal 2007. The net interest-bearing debt to total capitalization ratio stood at 0.39:1 [(1)] versus 0.15:1 as at April 30, 2006 due to the numerous business acquisition of the year.



Shareholder's Equity (in millions of $)
07
1,145.4
06
966.0
05
733.2
04
535.0
03
293.9
02
231.3



Interest-bearing net debt/total capitalization ratio 1
07
0.39:1
06
0.15:1
05
0.28:1
04
0.42:1
03
0.37:1
02
0.31:1

Liquidity and Capital Resources

Our principal source of liquidity is net cash provided by operating activities and when we carry out important acquisitions, we draw on our credit facilities. The other principal uses of cash are to finance our capital expenditures, pay dividends, meet debt service requirements, and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities as well as potential sale and leaseback transactions will be adequate to meet our liquidity needs in the foreseeable future.

As at April 29, 2007, our total debt was $870.0 million of which $513.2 million consisted of borrowings under the term revolving unsecured operating credit, $350.0 million consisted of 7.5% Subordinated unsecured debt maturing in 2013 and $6.8 million consisted of other long-term debt.

In addition to the above, we have interest rate swap agreements with three banks under which we pay interest on $350.0 million at a rate of LIBOR plus an aggregate weighted average rate factor of 2.95%. The interest rate is reset every six months over the term of the agreements. The swap agreements, which expire on December 15, 2013, provide that, after December 15, 2008, each bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if terminated after that date, without payment of a termination fee. In addition, both parties to each agreement have a mutual right to terminate the arrangement on the fifth anniversary date of the effective date of each of the three agreements. If such right was exercised by either party, that party would be required to pay the other party the mark to market value of the interest rate swap. We formally document and designate each derivative financial instrument as a hedge of our Subordinated unsecured debt. We determine that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

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(1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by the addition of shareholders' equity and long-term interest-bearing debt, net of cash and cash equivalents. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Credit Facilities

We have a credit agreement consisting of a revolving unsecured facility of an initial maximum amount of $500.0 million with an initial term of five years that could be extended each year to a five-year term at our request with the consent of the lenders. This facility is effective since September 22, 2006. In addition, the credit agreement includes a clause that permits us to increase the limit by a maximum amount of $250.0 million upon the lenders' consent. On November 15, 2006, we took advantage of this clause for an amount of $150.0 million bringing the maximum available amount to $650.0 million, as at April 29, 2007. The credit facility is available in the following forms:

- A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 million or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and
- An unsecured line of credit in the maximum amount of $50.0 million, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees, the variable margin used to determine the interest rate applicable to amounts borrowed and stand-by fees are determined according to a leverage ratio of the Company.

Under the new credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

As at April 29, 2007, the effective interest rate was 6.23%. In addition, Cdn$0.7 million and $16.6 million are used for standby letters of credit. Finally, as at the same date, we are in compliance with the restrictive clauses and ratios imposed by the credit agreement.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	**52-week period ended April 29, 2007**	53-week period ended April 30, 2006	Change $
Operating activities			
Cash flows [1]	**328.7**	324.3	4.4
Other	**74.3**	77.2	(2.9)
Net cash provided by operating activities	**403.0**	401.5	1.5
Investing activities			
Business acquisitions	**(600.6)**	(91.6)	(509.0)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(355.6)**	(229.4)	(126.2)
Proceeds from sale and leaseback transactions	**35.5**	36.2	(0.7)
Other	**0.5**	(32.0)	32.5
Net cash used in investing activities	**(920.2)**	(316.8)	(603.4)
Financing activities			
Increase in long-term borrowing, net of financial expenses	**513.0**	-	513.0
Repayment of long-term debt	**(167.2)**	(6.9)	(160.3)
Dividends paid	**(19.5)**	(8.7)	(10.8)
Issuance of shares, net of share issue expenses	**1.1**	0.2	0.9
Net cash used in financing activities	**327.4**	(15.4)	342.8
Company credit rating			
Standard and Poor's	**BB**	BB	
Moody's	**Ba1**	Ba1	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss (gain) on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During 2007, the cash used in other elements is related to the variance in non-cash working capital, which results primarily from the increase in accounts receivable due to our expanding network, offset by the increase in our accounts payable and income taxes payable, also due to our growing network.

Investing activities

Our major investments of fiscal 2007 were the acquisitions of the All Star, Groovin Noovin, Shell, Sparky's, Holland Oil, Stop-n-Save and Spectrum stores. Capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, our new constructions, as well as the replacement of equipment in some of our stores to enhance our offering of products and services.

Financing activities

Fiscal 2007 was marked by a net increase of $345.9 million in long-term debt on our balance sheet used to finance our investments. We also paid out $19.5 million in dividends.

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as at April 29, 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
	(in millions of US dollars)						
Long-term debt	0.2	0.2	0.3	0.3	513.5	353.6	868.1
Capital lease obligations	0.6	0.5	0.5	0.4	0.3	1.3	3.6
Operating lease obligations	174.2	155.9	137.4	123.6	111.8	818.4	1,521.3
Purchase commitments	0.6	1.4	0.7	0.6	0.6	0.6	4.5
Total	175.6	158.0	138.9	124.9	626.2	1,173.9	2,397.5

Long-Term Debt. Our long-term debt consists of: (i) borrowings of $513.2 million under the term revolving unsecured operating credit, bearing interest at variable rates based, upon the form and the currency of the credit used, on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a leverage ratio of the Company; (ii) $350.0 million 7.5% Subordinated unsecured debt due December 15, 2013; (iii) 8.75% note payable due 2019 of $4.9 million; and (iv) other long-term debts of $1.9 million.



Interest-bearing net debt/EBITDA ratio [1]
07
1.48:1
06
0.39:1
05
0.81:1
04
2.20:1
03
1.71:1
02
1.32:1

Capital Lease Obligations. We have generally not used capital leases as a mean of financing; however, some capital leases were assumed in connection with certain acquisitions. These obligations and related assets are included in our consolidated balance sheets.

Operating Lease Obligations. We lease an important portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for ten to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our consolidated balance sheets. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

[1] This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Contingencies. There are various legal proceedings and claims pending against us that are common to our operations for which, in some instances, no provision has been made. While it is not feasible to predict or determine the ultimate outcome of these matters, it is the opinion of management that these suits will not result in monetary damages not covered by insurance that in the aggregate would be material and adverse to our operations.

We are covered by insurance policies that have significant deductibles. At this time, we believe that we are adequately covered through the combination of insurance policies and self-insurance. Future losses which exceed insurance policy limits or, under adverse interpretations, are excluded from coverage would have to be paid out of general corporate funds. In association with our workers' compensation policies, we issue letters of credit as collateral for certain policies.

We also issue surety bonds for a variety of business purposes, including bonds for taxes, lottery sales, wholesale distribution and alcoholic beverage sales. In most cases, a municipality or state governmental agency as a condition of operating a store in that area requires the surety bonds.

Off-Balance Sheet Arrangements

In the normal course of business, we finance some of our off-balance sheet activities through operating leases for properties on which we conduct our retail business. Our future commitments are included under "Operating Lease Obligations" in the table above.

Selected Quarterly Financial Information (Unaudited)

The Company's 52-week reporting cycle is divided into four quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2006, contains 53 weeks, the fourth quarter comprises 13 weeks. The following is a summary of selected consolidated financial information derived from the Company's unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in US dollars.

(In millions of US dollars except for per share data, unaudited)	52 weeks ended April 29, 2007				53 weeks ended April 30, 2006			
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks	12 weeks	12 weeks
Revenues	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	99.0	125.0	149.2	118.9	84.0	128.2	115.6	110.8
Depreciation and amortization of property and equipment and other assets	34.4	43.3	28.3	27.8	26.8	33.4	24.0	22.7
Operating income	64.6	81.7	120.9	91.1	57.2	94.8	91.6	88.1
Financial expenses	14.4	16.6	8.5	8.5	8.5	10.8	7.5	7.2
Net earnings	33.4	43.7	74.7	44.6	32.1	54.5	55.5	54.1
Net earnings per share								
Basic	$0.17	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27
Diluted	$0.16	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26

The influences of the volatility of motor fuel gross margin and seasonality have an impact on the variability of our quarterly net earnings. Given the acquisitions in recent years, motor fuel revenues have become a more significant segment of our business and therefore our results are more sensitive to the volatility of motor fuel gross margins.

Analysis of consolidated results for the fiscal year ended April 30, 2006

For the 53-week period ended April 30, 2006, we achieved revenues of $10.2 billion, compared with $8.0 billion in fiscal 2005, a significant increase of 26.4% or $2.1 billion. On a 52-week standardized period, the increase is $1.9 billion or 23.7%. We recorded 77.4% of our revenues in the United States, compared with 76.3% in the previous fiscal year.

In the United States, growth of same-store merchandise revenues (on a 52-week standardized basis) was 5.2% over the prior year while it was 3.9% in Canada. In both the U.S. and Canada, this growth reflects the results from investments in our IMPACT program conversions as well as the efforts made by implementing new pricing strategies on certain product categories and by modifying product mix. In the U.S., the increase in tobacco tax in some regions also contributed to the growth while in Canada, growing smuggling on tobacco products had a negative impact.

In the United States, the growth of same-store motor fuel volume (on a 52-week standardized basis) was 6.0% while it was 2.8% in Canada. The growth in the U.S. reflects, in part, the positive impact of certain pricing strategies, partially offset by the shortage of motor fuel in certain regions in the second and third quarters of 2006 due to the hurricanes.

In addition, in both the U.S. and Canada, growth was negatively affected by pressure on consumer spending caused by the sharp increase in retail pump prices.

Gross profit grew by 15.0% or $233.7 million to $1.8 billion, compared with $1.6 billion for the previous year. On a 52-week standardized period, gross profit increased $199.2 million or 12.8%. This increase is mainly due to higher sales overall and higher margins on merchandise and service revenues and on motor fuel revenues in both Canada and the U.S.

The consolidated merchandise and service gross margin was 33.4%, up from 32.9% in the previous fiscal year. The gross margin in the U.S. was 33.2%, up from 32.6% in the previous year. In Canada, it was 33.9% compared with 33.5% for fiscal 2005. In both our Canadian and U.S. markets, the impact of improvements in purchasing terms, changes in product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of our IMPACT program in an increasing number of our stores are behind the increase in gross margin. However, the increase in gross margin in the United States and Canada was also affected by our pricing strategies on certain product categories designed to increase volume.

The motor fuel gross margin increased to 15.14¢ per gallon in the United States from 14.17¢ per gallon in the previous year, whereas in Canada, it also increased, reaching Cdn5.00¢ per litre compared with Cdn4.61¢ per litre in the previous year. These increases primarily reflect the volatile nature of the motor fuel business, partially offset by our selective pricing strategies implemented in certain areas of the U.S. to increase sales volume and by strong competition in some regions.

Operating, selling, administrative and general expenses increased by $138.2 million or 11.4% over the previous fiscal year. On a 52-week comparable period, the increase was $110.4 million or 9.1%. This includes an increase of $20.8 million in electronic payment modes related expense, which relates to the increase in the retail price of motor fuel. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained unchanged despite the recognition of a non-recurring charge of $5.0 million relating to the termination of certain contracts governing the operation of automatic teller machines in some of our stores in the United States. Not including this non-recurring charge, operating, selling, administrative and general expenses would have decreased by 0.1% as a percentage of merchandise and service revenues, reflecting the effectiveness of our operating model.

Depreciation and amortization of property and equipment and other assets increased by 27.4% to $106.9 million in fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005 and 2006.

Operating income of $331.7 million for fiscal 2006 increased by 28.0%, or $72.5 million, over the $259.2 million earned in the previous fiscal year.

Financial expenses of $34.0 million were up by $3.3 million or 10.7% over last year due to a general increase in interest rates. The average interest rate applied to our borrowings rose to 7.0% compared with 5.2% for fiscal 2005.

Income taxes increased by $28.2 million or 38.5%, to $101.5 million, primarily due to increased pre-tax earnings. The increase in the effective income tax rate by approximately 2.0% is attributable to changes made to the apportionment of taxable income among the various jurisdictions that have different income tax rates.

Net earnings increased by $41.0 million or 26.4%, to $196.2 million or $0.97 per share ($0.94 per share on a diluted basis), compared with $155.2 million or $0.77 per share ($0.75 per share on a diluted basis) in the previous year. On a 52-week standardized period and with a comparable motor fuel net margin[1], net earnings for 2006 would have increased 22.7%.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 29, 2007, our management and our external auditors reported that these internal controls were effective.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account

[1] The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Critical Accounting Policies and Estimates

Estimates. This MD&A is based on Couche-Tard's consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles require us to make certain estimates and assumptions that affect our financial position and results of operations as reflected in our financial statements. These assumptions and estimates are based on past events and expectations of future outcomes. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs and asset retirement obligations based on available information. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from the estimates.

Inventory. Our inventory is comprised mainly of products purchased for resale including tobacco products, grocery items, beverages, packaged and fresh food products, other products and services and motor fuel. Inventories are valued at the lesser of cost and net realizable value. Cost is generally determined by the retail method for in-store merchandise, the average cost method for motor fuel inventory and first-in first-out for distribution centres. Inherent in the determination of gross profit margins are certain management judgments and estimates, which could affect ending inventory valuations and results of operations.

Impairment of Long-lived Assets. We evaluate long-lived assets other than goodwill for indicators of impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. Management's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. The variability of these factors depends on a number of conditions, including uncertainty about future events. These factors could cause us to conclude that impairment indicators exist and require that impairment tests be performed, which could result in determining that the value of certain long-lived assets is impaired, resulting in a write-down of such long-lived assets.

Goodwill, Trademarks and Licences are evaluated for impairment annually, or more often if events or changes in circumstances indicate that the value of certain goodwill, trademarks or licences may be impaired. For the purpose of this impairment test, management uses estimates and assumptions to establish the fair value of its reporting units and intangible assets. If these assumptions and estimates prove to be incorrect, the carrying value of our goodwill, trademarks or licenses may be overstated. Our annual impairment test is performed in the first quarter of each fiscal year.

Environmental Matters. We provide for estimated future site remediation costs to meet government standards for known site contamination when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on our prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

In each of the U.S. states in which we operate, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. We pay the registration fees and remit the sales taxes to the states where we are a member of the trust fund. Insurance coverage is different in the various states.

Income Taxes. Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences and possible audits of tax fillings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheets, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts.

Insurance and Workers' Compensation. We use a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers' compensation (in certain states), property damages, and general liability claims. Accruals for loss incidences are made based on our claims experience and actuarial assumptions followed in the insurance industry. A material revision to our liability could result from a significant change to our claims experience or the actuarial assumptions of our insurers. Actual losses could differ from accrued amounts. Workers' compensation is covered by government-imposed insurance in Canada and by third-party insurance in our United States operations, except in certain states where we are self-insured. With respect to the third-party insurance in the United States, independent actuarial estimates of the aggregate liabilities for claims incurred serve as a basis for our share of workers' compensation losses.

Recently Issued Accounting Standards

On January 27, 2005, the CICA Accounting Standards Board (AcSB) issued Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3865, "Hedges". These new sections are effective for interim and annual periods beginning after October 1, 2006 and provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, these sections introduce a new component of equity referred to as comprehensive income.

Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activities, and unrealized gains and losses on certain investment securities.

We do not expect that these new recommendations will have a material impact on our consolidated results of operations and financial condition.

Business Risks

Increases and volatility in crude oil prices and volatility in wholesale petroleum pricing and supply could affect our revenues and gross profit. As a result of our expansion in the United States, our motor fuel revenues have become a greater component of revenues. For the 52-week period ended April 29, 2007, our motor fuel revenues represented approximately 61.8% of total revenues and our motor fuel gross profit accounted for approximately 21.5% of our total gross profit. Crude oil and domestic wholesale petroleum markets display significant volatility. Since we typically have no more than a four to five-day supply of motor fuel, we are susceptible to interruptions in the supply of motor fuel at our facilities. General political conditions and instability in oil producing regions, particularly in the Middle East and South America, could significantly and adversely affect crude oil supplies and wholesale petroleum costs. Local supply interruptions may also occur. For example, in August 2003, a cracked pipeline interrupted the supply of motor fuel to the greater Phoenix area. In addition, any new standards that the *U.S. Environmental Protection Agency* may impose on petroleum refining that would necessitate changes in the refining process could limit the volume of petroleum products available from refiners in the future. Volatility in wholesale petroleum supply and costs could result in significant changes in the retail price of petroleum products and in lower fuel gross margin per gallon or litre. In addition, changes in the retail price of petroleum products could dampen consumer demand for motor fuel. These factors could materially influence our motor fuel volume, motor fuel gross profit and overall customer traffic, which, in turn, could have a material adverse effect on our operating results and financial condition.

The convenience store and retail motor fuel industries are highly competitive and affected by new entrants. The industries and geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in terms of the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, independent convenience stores, gas station operators, large and small food retailers, local pharmacies and pharmaceutical chains, discount stores, club stores and mass merchants, many of which are well-established companies. In recent years, several non-traditional retail segments have entered the motor fuel retail business, including supermarkets, club stores and mass merchants, and this additional competition has had a negative impact on motor fuel profit margins in the convenience store industry. These non-traditional motor fuel retailers have obtained a significant share of the motor fuel market and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

We are subject to federal, provincial, state and local environmental laws, and the costs of compliance could require substantial capital expenditures. Our operations are subject to a variety of environmental laws and regulations, including those relating to emissions to the air, discharges into water, releases of hazardous and toxic substances, and remediation of contaminated sites. Under various federal, provincial, state and local laws and regulations, we may, as the owner or operator, be liable for the costs of removal or remediation of contamination at our current stores or our former stores, whether or not we knew of, or were responsible for, the presence of such contamination. In particular, as an owner and operator of motor fuelling stations, we face risks relating to petroleum product contamination, which other convenience store operators not engaged in such activities would not face. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial.

Contamination on and from our current or former stores may subject us to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral.

In the United States, persons who dispose of or arrange for the disposal or treatment of hazardous or toxic substances away from sites may also be liable for the costs of removal or remediation of such substances at the disposal sites even if such sites are not owned by such persons. Although we do not typically arrange for the treatment or disposal of large quantities of hazardous or toxic substances from any location, our current and historic operation of many stores and the disposal of contaminated soil and groundwater wastes generated during cleanups of contamination at such stores could expose us to such liability.

We are subject to extensive environmental laws and regulations regulating underground storage tanks and vapour recovery systems. Compliance with existing and future environmental laws regulating such tanks and systems may require significant expenditures. In the United States, we pay fees to state "leaking underground storage tank" trust funds in states where they exist. These state trust funds are expected to pay or reimburse us for remediation expenses related to contamination associated with underground storage tanks subject to their jurisdiction. Such payments are always subject to a deductible paid by us, specified per incident caps and specified maximum annual payments which vary among the funds. As well, such funds may have eligibility requirements, which not all of our sites will meet. To the extent state funds, or other responsible parties do not pay or delay payments for remediation, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. We cannot assure that these funds or responsible third parties are or will continue to remain viable.

The nature of our motor fuel operations and those we acquire present risks of soil and groundwater contamination. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing stores or at stores, which we may acquire. We believe that a significant number of our current stores may be contaminated and expect to discover that contamination through the normal operation of our business in the future. We regularly monitor our facilities for environmental contamination and take reserves on our financial statements to cover potential environmental remediation and compliance costs, as we consider appropriate. However, we cannot assure that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former stores, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could materially and adversely affect our operating results and financial condition.

Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our revenues and profit. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal year ended April 29, 2007, revenues of tobacco products were approximately 37% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and a tax increase on tobacco products, as well as future legislation and national and local campaigns to discourage smoking in the United States and the legislation and campaigns already in effect in Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits.

Competitive pressures in our markets can make it difficult to pass price increases on to our customers. These factors could materially and adversely affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall customer traffic. Because we derive a large percentage of our revenues from tobacco products, reduced revenues of tobacco products or smaller margins on the revenues we make could have a material adverse effect on our operating results and financial condition.

Because we depend on the experience and industry knowledge of our management, we would be adversely affected if members of our management team left us. Our senior management team and the heads of our operating divisions who are principally responsible for our operations under our decentralized management structure are key elements of our business operations. Our future success depends on our ability to retain this team. If, for any reason, our senior executives and divisional vice-presidents do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We do not enter into employment agreements or non-competition agreements with our officers. Although we believe that current management will remain active in the business and that we will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. If we are not successful in retaining our key personnel or replacing them, our business, financial condition or results of operations could be adversely affected.

Acquisitions have been a substantial part, and are expected to continue to be a part, of our growth strategy, which could expose us to significant business risks. Acquisitions have been a significant part of our growth strategy. We expect to continue to selectively seek strategic acquisitions in the future. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Acquisitions may expose us to additional risks, including:

- difficulties in integrating administrative, financial reporting, operational and information systems and managing newly-acquired operations and improving their operating efficiency;
- difficulties in maintaining uniform standards, controls, procedures and policies across all of our businesses;
- entry into markets in which we have little or no direct prior experience;
- difficulties in retaining key employees of the acquired operations;
- disruptions to our ongoing business; and
- diversion of management time and resources.

In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. We may also incur costs and divert management attention for potential acquisitions, which are never consummated. For acquisitions we do consummate, expected synergies may not materialize. Our failure to effectively address any of these issues could adversely affect our results of operations, financial condition and ability to service debt, including the subordinated debt.

Although we have historically performed a due diligence investigation of the businesses or assets that we acquire and anticipate continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that we fail or are unable to uncover during our due diligence investigation and for which we, as a successor owner, may be responsible.

When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

We may experience difficulties in executing key aspects of our business strategy or in differentiating ourselves from our competitors. The future success of our business is highly dependent upon effectively implementing our business strategy and differentiating ourselves from our competitors. We may experience difficulties in executing key aspects of our business strategy. For example, we may be limited in our ability to implement our IMPACT program in additional stores because of a number of factors, including limited capital expenditure resources and restrictions contained in our senior credit facility. In addition, our in-store branding strategies may be less successful than we anticipate in increasing our gross margins. We may also be less successful than anticipated in achieving volume-purchasing benefits. Furthermore, we may experience difficulty in differentiating ourselves from our competitors if our competitors are able to successfully employ business strategies similar to ours or if market conditions or demographics reduce what we believe to be our competitive advantages.

We are subject to government regulations relating to, among other things, alcohol, tobacco and minimum wage. Our business and properties are subject to governmental laws and regulations including, but not limited to, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements and other laws and regulations.

In certain areas where our stores are located, provincial, state or local laws limit the stores' hours of operation or the sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could adversely affect our revenues and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage would result in an increase in our labour costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition and results of operations.

Any change in the legislation or regulations described above that is adverse to our properties and us could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our operating results and financial condition.

We are subject to short-term interest rate fluctuations. Since approximately 99% of our long-term debt is directly or indirectly (through interest rate swaps) based on a variable interest rate of no longer than six months in duration, we can experience interest expense variances solely based on changes in short-term interest rates.

Lawsuits relating to tobacco products. We sell cigarettes and other tobacco-related products at all of our convenience stores. In addition, we sell brands of cigarettes that are manufactured to be sold by the Company on an exclusive basis. We are not currently a named party in any health-related tobacco litigation. However, various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products and may be instituted against us in the future. Damages in amounts escalating into the hundreds of millions and even billions of dollars have been pleaded in suits brought against vendors of cigarettes. An unfavourable verdict against us in any health-related suit could adversely affect our financial condition and ability to pay interest and principal on our debts. Moreover, we have not established any reserves for the payment of expenses or adverse results related to any potential health-related litigation.

Changes in regional economic conditions may influence the retail industry, consumer preferences and spending patterns. Our revenues may be negatively influenced by changes in regional or local economic variables and consumer confidence. External factors that affect economic variables and consumer confidence and over which we exercise no influence include unemployment rates, levels of personal disposable income and regional or local economic conditions. Changes in economic conditions could adversely affect consumer spending patterns, travel and tourism in certain of our market areas. Some of our stores are located in coastal, resort or tourist destinations and, historically, travel and consumer behaviour in such markets is more severely affected by weak economic conditions.

We may be subject to losses that might not be covered in whole or in part by our insurance coverage. We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. The cost of our insurance policies has increased recently. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or not economically practical. Moreover, insurers recently have become more reluctant to insure against these types of events.

Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the retailing activities conducted at that property, while remaining obligated for any mortgage debt or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.

Acts of war and terrorism could impact our business. Acts of war and terrorism could impact general economic conditions and the supply and price of crude oil. In addition, these events may cause damage to our retail facilities and disrupt the supply of the products and services we offer in our stores. In times of uncertainty, people also tend to travel less and spend more time at home. All these factors could impact our revenues, operating results and financial condition.

Other risks

Motor Fuel Margin risk. These stores acquired in recent years have motor fuel sales that represent a large part of their business. As a result, we are more sensitive to the changes in the motor fuel gross margin. For example, in fiscal 2007, a change of one cent per gallon would have resulted in a change of $24.7 million in the motor fuel gross profit. Such amount would impact net earnings by $0.08 per share (same per share on a diluted basis) for our Company-operated stores in the U.S.

Electronic payment modes related expense risk. The majority of our electronic payment modes related expense is based on retail prices of motor fuel. We are exposed to significant fluctuations in electronic payment modes related expense as a result of the large increase in motor fuel selling prices particularly in our U.S. markets. For example, based on fiscal 2007, for each ten-cent increase in the retail-selling price of a gallon of motor fuel in the United States, the electronic payment modes related expense would have increased by approximately $3.5 million. In Canada, for each Cdn ten-cent increase in the selling price of a litre of motor fuel, electronic payment modes related expense would have increased by approximately $1.5 million. Such amounts would impact net earnings by $0.02 per share on a diluted basis.

Interest Rate Risk. We are exposed to market risk relating to changes in interest rates associated with our variable rate debt. We have a significant amount of debt, $863.2 million of which, in effect, bears interest at floating rates, including the $350.0 million 7.5% Subordinated unsecured debt that is subject to interest rate swaps. By applying interest rates as they were in effect on April 29, 2007 to our current debt, our total interest expense would be approximately $61.8 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $8.6 million or $0.03 per share on a diluted basis.

Seasonality and natural disasters. Weather conditions can have an impact on our revenues as historical purchase patterns indicate that our customers increase their transactions and also purchase higher margin items when weather conditions are favourable. Consequently, our results are seasonal and typically more profitable during the summer months. Motor fuel volumes and margins are also seasonal as volumes increase during the summer driving season as well as margins. Motor fuel margins are subject to fluctuation due to supply changes and can differ from historical norms. We have operations in the Southeast and Westcoast regions of the United States and although these regions are generally known for their mild weather, these regions are susceptible to severe storms including hurricanes, like we experienced in fiscal 2006 and 2005, as well as earthquakes in the Westcoast region and other natural disasters. We could be also impacted by other occurrences in these regions such as energy shortages or increase in energy prices. Consequently, our operating results and cash flow from operations could be adversely affected. Moreover, since we decided, during fiscal 2006, not to renew our insurance coverage for material damages related to hurricanes, such natural disasters could adversely affect our operating results and financial condition.

Outlook

During fiscal 2008, we will pursue our investments in order to deploy our IMPACT program in approximately 400 stores. These investments will be approximately $300.0 million, which we plan to finance with our net cash provided by operating activities. Regarding stores acquisitions, we are confidents to realized 250 of them.

While we are aware that our results depend on several external factors, including the exchange rate effect and the motor fuel net margin, we are confident to increase our profitability next year.

Finally, in line with our business model, we will continue to focus our resources on the sale of fresh products and to innovation, including the introduction of new products and services, in order to satisfy the needs of our growing clientele.

July 17, 2007

MANAGEMENT'S REPORT

The consolidated financial statements of Alimentation Couche-Tard Inc. and financial information contained in this Annual Report are the responsibility of management. This responsibility is applied through a judicious choice of accounting procedures and principles, the application of which requires the informed judgment of management. The consolidated financial statements were prepared according to generally accepted accounting principles in Canada and were approved by the Board of Directors. In addition, the financial information included in the Annual Report is consistent with the consolidated financial statements.

Alimentation Couche-Tard Inc. maintains accounting and administrative control systems which, in the opinion of management, ensure reasonable accuracy, relevance and reliability of financial information and well-ordered, efficient management of the Company's affairs.

The Board of Directors is responsible for approving the consolidated financial statements included in this Annual Report, primarily through its Audit Committee. This Committee, which holds periodic meetings with members of management as well as external auditors, reviewed the consolidated financial statements of Alimentation Couche-Tard Inc. and recommended their approval to the Board of Directors.

The enclosed consolidated financial statements were audited by Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, and their report indicates the extent of their audit and their opinion on the consolidated financial statements.

June 13, 2007



Alain Bouchard
Chairman of the Board,
President and Chief Executive Officer



Richard Fortin
Executive Vice-President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited the consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 29, 2007 and April 30, 2006 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 29, 2007 and April 30, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended April 29, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alimentation Couche-Tard Inc.'s internal control over financial reporting as at April 29, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 13, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton, LLP
Chartered Accountants

Montréal, Canada
June 13, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the *Securities Exchange Act of 1934* (United States) and Canadian securities regulations, for Alimentation Couche-Tard Inc. We have carried out an evaluation of the effectiveness of our internal control over financial reporting with the participation of our chief executive officer and chief financial officer, as of the end of our fiscal year ended April 29, 2007. The framework on which such evaluation was based is contained in the report entitled *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that our internal control over financial reporting was effective as of April 29, 2007.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting for Alimentation Couche-Tard Inc. as of April 29, 2007, which is included herein.

June 13, 2007



Alain Bouchard
Chairman of the Board,
President and Chief Executive Officer



Richard Fortin
Executive Vice-President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 29, 2007, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alimentation Couche-Tard Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 29, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Alimentation Couche-Tard Inc. maintained, in all material respects, effective internal control over financial reporting as of April 29, 2007, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alimentation Couche-Tard Inc. as of April 29, 2007 and April 30, 2006 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 29, 2007 and our report dated June 13, 2007 expressed an unqualified opinion on those consolidated financial statements.

Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton, LLP
Chartered Accountants

Montréal, Canada
June 13, 2007

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2), except per share amounts)

	2007 (52 weeks)	2006 (53 weeks)	2005 (52 weeks)
	$	$	$
Revenues	12,087.4	10,157.3	8,036.8
Cost of sales	10,082.9	8,365.8	6,479.0
Gross profit	2,004.5	1,791.5	1,557.8
Operating, selling, administrative and general expenses	1,512.4	1,352.9	1,214.7
Depreciation and amortization of property and equipment and other assets (Note 6)	133.8	106.9	83.9
	1,646.2	1,459.8	1,298.6
Operating income	358.3	331.7	259.2
Financial expenses (Note 6)	48.0	34.0	30.7
Earnings before income taxes	310.3	297.7	228.5
Income taxes (Note 7)	113.9	101.5	73.3
Net earnings	196.4	196.2	155.2
Net earnings per share (Note 8)			
Basic	0.97	0.97	0.77
Diluted	0.94	0.94	0.75

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2))

	2007 (52 weeks)	2006 (53 weeks)	2005 (52 weeks)
	$	$	$
Balance, beginning of year	9.4	5.6	3.2
Stock-based compensation (Note 20)	4.2	3.8	2.5
Fair value of stock options exercised	(0.2)	-	(0.1)
Balance, end of year	13.4	9.4	5.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2))

	2007 (52 weeks)	2006 (53 weeks)	2005 (52 weeks)
	$	$	$
Balance, beginning of year	505.0	317.5	162.3
Net earnings	196.4	196.2	155.2
	701.4	513.7	317.5
Dividends	(19.5)	(8.7)	-
Balance, end of year	681.9	505.0	317.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2))

	2007 (52 weeks)	2006 (53 weeks)	2005 (52 weeks)
	$	$	$
Operating activities			
Net earnings	**196.4**	196.2	155.2
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**114.4**	99.2	75.0
Future income taxes	**21.7**	26.8	26.4
(Gain) loss on disposal of property and equipment and other assets	**(3.8)**	2.1	1.7
Deferred credits	**30.5**	15.2	13.5
Other	**13.1**	4.8	(1.7)
Changes in non-cash working capital (Note 9)	**30.7**	57.2	46.0
Net cash provided by operating activities	**403.0**	401.5	316.1
Investing activities			
Business acquisitions (Note 5)	**(600.6)**	(91.6)	(69.6)
Purchase of property and equipment	**(373.4)**	(245.3)	(182.8)
Proceeds from sale and leaseback transactions	**35.5**	36.2	19.9
Temporary investments	**21.1**	(21.0)	-
Proceeds from disposal of property and equipment and other assets	**17.8**	15.9	20.5
Increase in other assets	**(15.6)**	(7.0)	(6.5)
Liabilities related to business acquisitions	**(5.0)**	(4.0)	(5.1)
Net cash used in investing activities	**(920.2)**	(316.8)	(223.6)
Financing activities			
Increase in long-term debt, net of financing costs	**513.0**	-	0.2
Repayment of long-term debt	**(167.2)**	(6.9)	(6.3)
Dividends paid	**(19.5)**	(8.7)	-
Issuance of shares, net of share issue expenses	**1.1**	0.2	9.3
Net cash provided by (used in) financing activities	**327.4**	(15.4)	3.2
Effect of exchange rate fluctuations on cash and cash equivalents	**-**	9.5	3.2
Net (decrease) increase in cash and cash equivalents	**(189.8)**	78.8	98.9
Cash and cash equivalents, beginning of year	**331.5**	252.7	153.8
Cash and cash equivalents, end of year	**141.7**	331.5	252.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

as at April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2))

	2007	2006
	$	$
Assets		
Current assets		
Cash and cash equivalents	**141.7**	331.5
Temporary investments	**-**	21.4
Accounts receivable (Note 10)	**199.0**	153.0
Income taxes receivable (Note 7)	**-**	0.7
Inventories (Note 11)	**382.1**	322.3
Prepaid expenses	**13.5**	15.2
Future income taxes (Note 7)	**22.7**	18.9
	759.0	863.0
Property and equipment (Note 12)	**1,671.6**	1,014.1
Goodwill (Note 14)	**373.8**	245.8
Trademarks and licenses	**168.7**	175.4
Other assets (Note 13)	**69.2**	70.3
Future income taxes (Note 7)	**0.9**	0.6
	3,043.2	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (Note 16)	**740.3**	681.8
Income taxes payable (Note 7)	**46.6**	-
Current portion of long-term debt (Note 17)	**0.5**	8.0
Future income taxes (Note 7)	**0.1**	0.1
	787.5	689.9
Long-term debt (Note 17)	**869.5**	516.1
Deferred credits and other liabilities (Note 18)	**161.9**	127.2
Future income taxes (Note 7)	**78.9**	70.0
	1,897.8	1,403.2
Shareholders' equity		
Capital stock (Note 19)	**352.3**	351.0
Contributed surplus	**13.4**	9.4
Retained earnings	**681.9**	505.0
Cumulative translation adjustments	**97.8**	100.6
	1,145.4	966.0
	3,043.2	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,





Alain Bouchard
Director

Richard Fortin
Director

1. Governing statutes and nature of operations

Alimentation Couche-Tard Inc. (the Company) is incorporated under the *Companies Act* (Quebec).

The Company owns and licenses 5,513 convenience stores across North America of which 4,072 are Company-operated and generates income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, other products and services and motor fuel.

2. Basis of presentation

Year end date

The Company's year end is the last Sunday of April of each year. For comparative purposes, the years ended April 29, 2007, April 30, 2006 and April 24, 2005 are referred to as 2007, 2006 and 2005. The year ended April 29, 2007 has 52 weeks (53 weeks in 2006 and 52 weeks in 2005).

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Change in reporting currency

As at April 25, 2005, the Company has changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. For comparative purposes, historical consolidated financial statements and notes have been restated into US dollars using the current rate method. The functional currencies of the Company and each of its subsidiaries remained unchanged.

3. Accounting changes

2006

Non-monetary transactions

On June 1, 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, "Non-Monetary Transactions", replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1, 2006 have to be measured at fair value unless:

- the transaction lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the assets received nor the fair value of the asset given up is reliably measurable; or
- the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The Company adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have a material impact on the Company's consolidated financial statements.

2005

Accounting for property and equipment and lease accounting

During 2005, the Company undertook a review of its depreciation and amortization policies for all of its property and equipment and of its lease accounting policies. Previously, the Company used the decreasing charge method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period and did not take into account future rent escalations included in the lease term.

As a result of the review and an in depth study of the useful lives of its property and equipment, the Company decided to change its accounting policy for depreciation and amortization of property and equipment to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years consolidated financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported consolidated financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in property and equipment of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease in the cumulative translation adjustments balance of $0.7.

For 2005, the impact of those changes resulted in a $1.7 increase of the depreciation expense, a $3.5 increase in lease expense and in a $3.7 decrease in net earnings as well as a decrease of $0.02 in diluted net earnings per share.

(in millions of US dollars, except share and stock option data)

3. Accounting changes (continued)

Consolidation of variable interest entities

During 2005, the Company adopted the CICA Accounting Guideline No.15 (AcG-15) "Consolidation of Variable Interest Entities" (VIEs) that came into effect November 1, 2004. This guideline clarifies and addresses the application of consolidation guidance to those entities defined as VIEs, which are entities that are subject to control on a basis other than voting interests. Such entities should be consolidated by the primary beneficiary, which is the entity that will absorb a majority of the VIE's expected losses or will receive a majority of its expected residual returns, or both.

The implementation of this guideline did not have any material impact on the Company's consolidated financial statements.

Asset retirement obligations

During 2005, the Company adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. Accordingly, under the new standard, the fair value of the future retirement costs of the Company's underground motor fuel storage tanks is recorded as a liability on a discounted basis when it is incurred and an equivalent amount is capitalized to property and equipment. The initial recorded obligation, which has been discounted using the Company's credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the initial amount capitalized to property and equipment and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the underground motor fuel storage tanks.

The new standard has been applied retroactively and consolidated financial statements of the prior periods have been restated. The impact of this change as of April 25, 2004 is an increase in property and equipment of $12.9, an increase in asset retirement obligations of $15.9, an increase in net future income tax assets of $1.3 and a reduction in retained earnings of $1.7.

For 2005, the impact on net earnings is a decrease of $1.8 ($0.01 per share on a diluted basis).

Stock-based compensation and other stock-based payments

Effective April 26, 2004, the Company adopted the amended recommendations of the CICA relating to Section 3870, "Stock-based Compensation and Other Stock-based Payments". These amendments require that stock-based compensation costs be measured at the grant date of the award based on the fair value method for all transactions entered into for years beginning on or after January 1, 2002. The Company chose to apply these amendments retroactively, without restating prior periods, for stock options granted since April 29, 2002. The fair value of the stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

Recording of certain consideration received from a vendor

On January 31, 2005, the Company adopted both early and retroactively the amended recommendations of the Emerging Issues Committee of the CICA relating to the third topic of Abstract 144 (EIC-144), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor". These amendments address the recognition, measurement and disclosure requirements for vendor rebates and state that those rebates must be recognized when probable and reasonably estimable. Therefore, vendor rebates recognized in earnings and for which the full requirements for entitlement have not yet been met would be disclosed. The implementation of these new recommendations did not have any material impact on the Company's consolidated financial statements.

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles", which establishes standards for financial reporting in accordance with Canadian GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The application of these new standards was done prospectively starting on April 26, 2004 and had no material impact on the Company's consolidated financial statements, except for the lease accounting described above.

4. Accounting policies

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs and asset retirement obligations based on available information. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and of its subsidiaries, all of which are wholly owned.

Foreign currency translation

The non-consolidated financial statements of the Company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

As a result, in the Company's consolidated financial statements, the Canadian and corporate operations are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Capital stock, Contributed surplus and Retained earnings are translated using the historical rate. Gains and losses arising from translation are included in the Cumulative translation adjustments account in the Shareholders' equity.

4. Accounting policies (continued)

Net earnings per share

Basic net earnings per share is calculated by dividing the net earnings available to Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year. Diluted net earnings per share is calculated using the treasury stock method and takes into account the dilutive effect of stock options.

Revenue recognition

For its two major product categories, merchandise and motor fuel, the Company recognizes revenue at the point of sale. Merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer, wine, fresh food offerings, including quick service restaurants, and services.

Services revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, sales of calling cards and gift cards, fees for cashing cheques, sales of postage stamps and bus tickets and car wash revenues. These revenues are recognized at the time of transaction in stores. Services revenues also include franchise and license fees, which are recognized in revenues over the period of the agreement to which the fees relate and royalties from franchisees and licensees, which are recognized periodically based on sales reported by franchise and licence operators.

Operating, selling, administrative and general expenses

The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs and overhead and include advertising expenses that are charged as incurred in the amount of $28.2 in 2007, $26.8 in 2006 and $21.6 in 2005.

Self-insurance

In the United States, the Company is self-insured for certain losses related to general liability and workers' compensation. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. This cost is estimated based upon analysis of the Company's historical data and actuarial estimates.

Cash and cash equivalents

Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be converted into cash for a fixed amount and that mature less than three months from the date of acquisition.

Temporary investments

Temporary investments are comprised of securities that have maturities of more than three months and are valued at the lower of cost and fair value.

Inventories

Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Vendor rebates

The Company records cash received from vendors related to vendor rebates as a reduction in the price of the vendors' products and reflects them as a reduction of costs of sales and related inventory in its consolidated statements of earnings and balance sheets when those rebates satisfy the recognition criteria. Amounts received but not yet recognized are presented in deferred credits.

Income taxes

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is recognized to the extent that it is more likely than not that all of the future income tax assets will not be realized.

Depreciation and amortization

Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method based on the following periods:

Buildings	3 to 40 years
Equipment	3 to 40 years
Buildings under capital leases	Lease term

Leasehold improvements and property and equipment on leased properties are amortized and depreciated over the lesser of their useful lives and the term of the lease.

Rent expense

Rent expense is recognized in earnings using the straight-line method.

4. Accounting policies (continued)

Goodwill

Goodwill is the excess of the cost of an acquired business over the fair value of underlying net assets acquired from the business at the time of acquisition. Goodwill is not amortized. Rather it is tested for impairment annually, or more frequently should events or changes in circumstances indicate that it might be impaired. Should the carrying amount of a reporting unit's goodwill exceed its fair value, an impairment loss would be recognized.

Trademarks and licenses

Trademarks and licenses have indefinite lives, are recorded at cost and are not amortized.

Impairment of long-lived assets

Long-lived assets are tested for impairment should events or circumstances indicate that their book value may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Should the carrying amount of long-lived assets exceed their fair value, an impairment loss in the amount of the excess would be recognized.

Other assets

Other assets include deferred charges, environmental costs receivable, accrued pension benefit asset and deposits.

Deferred charges are mainly financing costs amortized using the effective interest rate method over the period of the corresponding debt. Deferred charges also include expenses incurred in connection with the analysis and signing of operating leases which are deferred and amortized on a straight-line basis over the lease term. Other deferred charges are amortized on a straight-line basis over periods of five to seven years.

Employee future benefits

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following policies with respect to the defined benefit plans:

- the accrued benefit obligations and the cost of pension benefits earned by active employees are actuarially determined using the projected benefit method prorated on service and pension expense is recorded in results as the services are rendered by active employees. The calculations reflect management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees;
- for the purpose of calculating the expected return on plan assets, those assets are valued at fair value;
- actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 10 years;
- on May 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional asset on a straight-line basis over 11 years, which was the average remaining service period of employees expected to receive benefits under the benefit plan as of May 1, 2000;
- past service costs are amortized on a straight-line basis over the average remaining service period of active employees.

The pension costs recorded in earnings for the defined contribution plan is equivalent to the contribution which the Company is required to pay in exchange for services provided by the employees.

Environmental costs

The Company provides for estimated future site remediation costs to meet government standards for known site contaminations when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on the Company's prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

Hedging and derivative financial instruments

The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecasted risks related to interest rate fluctuations associated with the Company's subordinated unsecured debt. The Company does not use freestanding derivative financial instruments for trading or speculative purposes.

The Company formally documents and designates each derivative financial instrument as a hedge of its subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

In the case of an early termination of one of the interest swap agreements or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated statement of earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated statement of earnings at the time of the extinguishment of the debt.

(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

The Company has also designated its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in cumulative translation adjustments account in the shareholders' equity to offset the foreign currency translation adjustments on the investments.

Disclosure of guarantees

A guarantee is defined as a contract or an indemnification agreement contingently requiring a company to make payments to a third party based on future events. These payments are contingent on either changes in an underlying or other variables that are related to an asset, liability, or an equity security of the indemnified party or the failure of another entity to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party.

5. Business acquisitions

The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated statements of earnings from their respective dates of acquisition.

2007

During 2007, the Company made the following business acquisitions:

- effective April 10, 2007, acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores are operated under operating leases;
- effective February 26, 2007: acquisition, from Richcor, Inc., of 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States;
- effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement;
- effective October 30, 2006: the Company purchased, from Sparky's Oil Company, 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States;
- effective October 4, 2006: from Holland Oil Company, purchase of 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
- effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators;
- effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States;

These acquisitions were settled for a total cash consideration of $600.6, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

	$
Tangible assets acquired	
Inventories	35.3
Property and equipment	461.2
Other assets	1.3
Total tangible assets	497.8
Liabilities assumed	
Accounts payable and accrued liabilities	5.3
Deferred credits and other liabilities	6.8
Total liabilities	12.1
Net tangible assets acquired	485.7
Non-compete agreement	1.0
Trademark	0.4
Goodwill	113.5
Total consideration paid, including direct acquisition costs	600.6

The Company expects that approximately $50.0 of the goodwill related to these transactions will be deductible for tax purposes.

(in millions of US dollars, except share and stock option data)

5. Business acquisitions (continued)

2006

During 2006, the Company made the following business acquisitions:

- effective March 14, 2006: purchase of 34 company-operated stores and 19 affiliated stores, all operating under the Shell banner in the Indianapolis area of Indiana, United States, from Shell Oil Products US. At the closing date, two Company-operated stores were closed;
- effective December 14, 2005: purchase of 16 company-operated stores operating under the Winners banner in New Mexico, United States, from Conway Oil Company and Conway Real Estate Company;
- effective December 8, 2005: purchase of 18 company-operated stores and 8 affiliated stores, all operating under the BP banner in the Memphis area of Tennessee, United States, from BP Products North America, Inc.;
- effective November 3, 2005: purchase of seven company-operated stores operating under the Fuel Mart banner in Ohio, United States, from Ports Petroleum Co.

These four acquisitions were settled for a total cash consideration of $91.6, financed from the Company's available cash. The net assets acquired included working capital of $4.6, property and equipment of $81.4, goodwill of $3.9, trademarks and licences of $2.0, other assets of $1.3 and deferred credits and other liabilities of $1.6. Most of the goodwill related to these transactions is deductible for tax purposes.

2005

Changes to the purchase price allocation

During 2005, the Company finalized the allocation of the purchase price related to the acquisition of The Circle K Corporation on December 17, 2003. The final allocation resulted in an increase in property and equipment of $16.5 and an increase in asset retirement obligations of $15.2 mainly due to a change in the estimate of the asset retirement obligations and an increase in trademarks and licenses of $12.9 based on an external valuation of trademarks. In addition, the final allocation resulted in an increase in net working capital of $1.6, an increase in other assets of $1.3 and a decrease in net future income tax asset of $17.1.

Acquisitions

During 2005, the Company made the following business acquisitions:

- in April 2005: purchase of nine sites operating under the Thornton and Pit Stop banners in the Midwest region of United States, from Thornton Inc. and Broadus Oil Corporation of Illinois Inc.;
- effective February 2, 2005: purchase of 19 sites operating under the Pump N Shop banner in the Augusta, Georgia area, United States, from QVS Inc. and Brosious & Holt Properties LLC;
- effective November 3, 2004: purchase of 21 sites in the Phoenix, Arizona area, United States, from Shell Oil Products US.

These three acquisitions were settled for a total cash consideration of $69.6 financed from the Company's available cash. The net assets acquired included working capital of $3.3, property and equipment of $64.0 and goodwill of $2.3. Most of the goodwill related to these transactions is deductible for tax purposes.

6. Supplementary information relating to the consolidated statements of earnings

	2007	2006	2005
	$	$	$
Depreciation and amortization			
Property and equipment	132.3	106.1	83.1
Other assets	1.5	0.8	0.8
	133.8	106.9	83.9
Financial expenses			
Interest on long-term debt	45.1	30.6	27.1
Amortization of deferred financing costs	2.7	3.1	3.1
	47.8	33.7	30.2
Interest on short-term debt	0.2	0.3	0.5
	48.0	34.0	30.7

Interest expense

Interest expense on long-term debt is net of interest income. Interest income totals $6.0 in 2007, $8.5 in 2006 and $2.2 in 2005.

Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2007	2006	2005
	$	$	$
Net rent expense			
Rent expense	184.7	174.0	158.5
Sub-leasing income	(14.9)	(11.5)	(11.7)
	169.8	162.5	146.8

(in millions of US dollars, except share and stock option data)

7. Income taxes

	2007	2006	2005
	$	$	$
Current income taxes	92.2	74.7	46.9
Future income taxes	21.7	26.8	26.4
	113.9	101.5	73.3
Earnings before income taxes			
Domestic	93.4	79.7	96.5
Foreign	216.9	218.0	132.0
	310.3	297.7	228.5
Current income taxes			
Domestic	37.0	12.4	26.1
Foreign	55.2	62.3	20.8
	92.2	74.7	46.9
Future income taxes			
Domestic	0.4	4.8	4.4
Foreign	21.3	22.0	22.0
	21.7	26.8	26.4

The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2007	2006	2005
	%	%	%
Combined statutory income tax rate in Canada [a]	35.03	32.46	32.28
Impact of tax rate increases (decreases)	0.30	(0.02)	(0.32)
Other permanent differences	(1.81)	1.65	0.12
Effective income tax rate before unusual retroactive income tax expense	33.52	34.09	32.08
Unusual retroactive income tax expense [b]	3.19	-	-
Effective income tax rate	36.71	34.09	32.08

(a) The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

(b) On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, in 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

The components of future income tax assets (liabilities) are as follows:

	2007	2006
	$	$
Short-term net future income tax assets		
Expenses deductible in future years	18.7	17.1
Deferred credits	0.1	0.2
Other	3.8	1.5
	22.6	18.8
Long-term net future income tax liabilities		
Trademarks and licences	(49.0)	(56.2)
Property and equipment	(45.5)	(21.4)
Deferred credits	9.8	8.9
Non-capital losses	8.4	3.8
Expenses deductible in future years	6.3	5.2
Goodwill	(5.0)	(1.9)
Borrowing and share issue costs	0.4	1.2
Other	(3.4)	(9.0)
	(78.0)	(69.4)

8. Net earnings per share

The following table presents the information for the computation of basic and diluted net earnings per share:

	2007	2006	2005
	$	$	$
Net earnings attributable to Class A and B shareholders	196.4	196.2	155.2
Weighted average number of shares (in thousands)	202,119	202,030	201,342
Dilutive effect of stock options (in thousands)	6,087	5,632	5,020
Weighted average number of diluted shares (in thousands)	208,206	207,662	206,362
Basic net earnings per share available for Class A and B shareholders	0.97	0.97	0.77
Diluted net earnings per share available for Class A and B shareholders	0.94	0.94	0.75

In calculating diluted net earnings per share for 2007, 504,996 stock options (170,000 in 2006 and 465,000 in 2005) are excluded due to their antidilutive effect.

9. Supplementary information relating to the consolidated statements of cash flows

The changes in non-cash working capital are detailed as follows:

	2007	2006	2005
	$	$	$
Accounts receivable	(41.6)	(37.9)	(5.9)
Inventories	(24.4)	(9.9)	(5.9)
Prepaid expenses	1.8	(5.3)	1.8
Accounts payable and accrued liabilities	59.3	76.8	119.1
Income taxes	35.6	33.5	(63.1)
	30.7	57.2	46.0

Cash flows relating to interest and income taxes of operating activities are detailed as follows:

	2007	2006	2005
	$	$	$
Interest paid	50.6	36.8	30.3
Income taxes paid	57.7	42.2	110.9

10. Accounts receivable

	2007	2006
	$	$
Trade accounts receivable and vendor rebates receivable	94.2	70.1
Credit and debit cards receivable	90.7	66.0
Environmental costs receivable	2.6	2.0
Other accounts receivable	11.5	14.9
	199.0	153.0

11. Inventories

	2007	2006
	$	$
Merchandise – retail	251.1	216.0
Motor fuel	108.9	84.8
Merchandise – distribution centres	22.1	21.5
	382.1	322.3

(in millions of US dollars, except share and stock option data)

12. Property and equipment

			2007
	Cost	Accumulated depreciation	Net
	$	$	$
Land	496.4	-	496.4
Buildings	396.4	57.9	338.5
Leasehold improvements	239.9	92.7	147.2
Equipment	1,049.6	360.5	689.1
	2,182.3	511.1	1,671.2
Buildings under capital leases	4.1	3.7	0.4
	2,186.4	514.8	1,671.6

			2006
	Cost	Accumulated depreciation	Net
	$	$	$
Land	240.8	-	240.8
Buildings	202.2	44.3	157.9
Leasehold improvements	198.6	74.5	124.1
Equipment	780.4	289.6	490.8
	1,422.0	408.4	1,013.6
Buildings under capital leases	4.1	3.6	0.5
	1,426.1	412.0	1,014.1

13. Other assets

	2007	2006
	$	$
Deferred charges, net	25.8	28.2
Environmental costs receivable	20.7	19.8
Accrued pension benefit asset	8.3	8.6
Deposits	1.5	2.1
Other, at cost	12.9	11.6
	69.2	70.3

14. Goodwill

	2007	2006
	$	$
Balance, beginning of year	245.8	224.8
Increase related to business acquisitions	113.5	3.9
Increase related to single store acquisitions	12.8	1.1
Changes to purchase price allocations	1.5	-
Effect of exchange rate fluctuations	0.2	16.0
Balance, end of year	373.8	245.8

15. Bank indebtedness

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and renewable credit facilities.

As of April 29, 2007, bank indebtedness reflects the used portion of the unsecured line of credit available to the Company under its new credit agreement which is described in Note 17 while as of April 30, 2006, bank indebtedness reflected the used portion of the credit facilities available to the Company under its previous credit agreement. As of April 29, 2007, the available line of credit is unused while as of April 30, 2006, the available credit facilities were unused with the exception of certain letters of guarantee.

As of April 30, 2006, the Company had a credit agreement consisting of a five-year renewable operating credit, maturing in December 2008, in the amount of Cdn$50.0 available in Canadian or US dollars or as letters of guarantee not exceeding Cdn$10.0 or the equivalent in US dollars, bearing interest at the Canadian or US prime rate plus 0.25% to 1.0% or at LIBOR plus 1.25% to 2.0%, depending on whether certain financial ratios had been achieved. The operating credit was also available in the form of bankers' acceptances with stamping fees of 1.25% to 2.0%, depending on whether certain financial ratios had been achieved. As at April 30, 2006, an amount of Cdn$49.1 was available under this operating credit and the effective interest rate was 6.25%. The credit agreement also provided for a five-year renewable operating credit, maturing in December 2008, in the amount of $75.0 available in US dollars and as letters of guarantee not exceeding $30.0, bearing interest at the US prime rate plus 0.25% to 1.0% or at LIBOR plus 1.25% to 2.0% depending on whether certain financial ratios had been achieved. As at April 30, 2006, an amount of $59.5 was available under this operating credit and the effective interest rate was 6.25%. These credit facilities were subject to the same guarantees and restrictive covenants which applied to the secured term loans described in Note 17.

(in millions of US dollars, except share and stock option data)

16. Accounts payable and accrued liabilities

	2007	2006
	$	$
Accounts payable and accrued expenses	537.0	494.1
Sales and other taxes payable	88.2	61.9
Salaries and related benefits	61.1	49.2
Deferred credits	14.7	11.0
Environmental costs	9.0	9.9
Other	30.3	55.7
	740.3	681.8

17. Long-term debt

	2007	2006
	$	$
Term revolving unsecured operating credit granted under the new credit agreement[a]	513.2	-
Subordinated unsecured debt [b]	350.0	350.0
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments, maturing in 2019	4.9	5.2
Obligations related to buildings under capital leases, rates varying from 11.36% to 12.54% (6.89% to 13.25% in 2006), payable on various dates until 2019	1.9	2.3
Secured term loans granted under the previous credit agreement [c]		
Term loan "A"	-	19.5
Term loan "B"	-	147.0
Mortgage loans secured by land and buildings, rates varying from 7.0% to 8.0%, payable in monthly instalments	-	0.1
	870.0	524.1
Current portion of long-term debt	0.5	8.0
	869.5	516.1

(a) Term revolving unsecured operating credit granted under the new credit agreement:

As at April 29, 2007, the Company has a credit agreement consisting of a revolving unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to a five-year term at the request of the Company with the consent of the lenders. This facility is effective since September 22, 2006. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to $650.0, as at April 29, 2007. The credit facility is available in the following forms:

- A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and
- As mentioned in Note 15, an unsecured line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Stand-by fees, which vary based on a ratio and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees, the variable margin used to determine the interest rate applicable to amounts borrowed and stand-by fees are determined according to a leverage ratio of the Company.

Under the new credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

As at April 29, 2007, the effective interest rate is 6.23%. In addition, Cdn$0.7 and $16.6 are used for standby letters of credit. Finally, as at the same date, the Company is in compliance with the restrictive clauses and ratios imposed by the credit agreement.

(b) Subordinated unsecured debt:

Subordinated unsecured debt, maturing December 15, 2013, bearing interest at a rate of 7.5% and redeemable under certain conditions as of December 15, 2008.

The total amount of the loan is subject to interest rate swaps (see Note 23).

The subordinated unsecured debt agreement imposes restrictions on certain transactions.

(in millions of US dollars, except share and stock option data)

17. Long-term debt (continued)

(c) Secured term loans granted under the previous credit agreement:

- Term loan "A":

  Term loan "A", maturing on December 17, 2008, payable in quarterly instalments increasing gradually from 2.5% of the balance of the loan to 7.5% of the balance of the loan from July 2008, bearing interest at the Canadian prime rate plus 0.25% to 1.0% or the LIBOR rate plus 1.25% to 2.0%, depending on whether certain financial ratios were achieved. As at April 30, 2006, the effective interest rate was 6.25%;

- Term loan "B":

  Term loan "B", maturing on December 17, 2010, payable in quarterly instalments of 0.25% of the balance of the loan for the first six years and in quarterly instalments of 23.5% of the balance of the loan for the seventh year, bearing interest at the prime US rate plus 0.75% or the LIBOR rate plus 1.75%. As at April 30, 2006, the effective interest rate was 6.75%.

Substantially all of the Company's assets were pledged to secure these term loans.

Under the previous credit agreement, the Company had to maintain certain financial ratios. The agreement also imposed certain restrictions on the Company and included requirements to seek the consent of the lenders to undertake certain transactions.

Instalments on long-term debt for the next years are as follows:

	Obligations related to buildings under capital leases	Other loans
	$	$
2008	0.6	0.2
2009	0.5	0.2
2010	0.5	0.3
2011	0.4	0.3
2012	0.3	513.5
2013 and thereafter	1.3	353.6
	3.6	
Interest expense included in minimum lease payments	1.7	
	1.9	

18. Deferred credits and other liabilities

	2007	2006
	$	$
Asset retirement obligations [a]	**37.1**	31.2
Deferred credits	**25.8**	19.6
Deferred gain on sale and leaseback transactions	**22.7**	7.6
Provision for site restoration costs	**18.5**	18.1
Deferred rent expense	**14.1**	13.1
Provision for workers' compensation	**10.5**	8.0
Accrued pension benefit liability	**8.2**	7.2
Other liabilities	**25.0**	22.4
	161.9	127.2

[a] Asset retirement obligations relate to estimated future costs to remove underground motor fuel storage tanks and are based on the Company's prior experience in removing these tanks, estimated tank useful life, lease terms for those tanks installed on leased properties, external estimates and governmental regulatory requirements. To determine the initial recorded liability, the future estimated cash flows have been discounted at rates of 9% and 10%, representing the Company's credit-adjusted risk-free rates at the time the costs have been estimated and revised. The total undiscounted amount of estimated cash flows to settle the asset retirement obligations is approximately $125.1 and is expected to be incurred over the next 40 years. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

The reconciliation of the Company's liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2007	2006
	$	$
Balance, beginning of year	**35.9**	22.1
Liabilities incurred	**0.4**	0.4
Liabilities settled	**(1.1)**	(1.3)
Accretion expense	**3.3**	1.9
Business acquisitions	**6.1**	0.5
Revision of estimations	**0.4**	11.8
Effect of exchange rate fluctuations	**0.1**	0.5
Balance, end of year	**45.1**	35.9

Of the total liability recorded in the consolidated balance sheets as of April 29, 2007 and April 30, 2006, $37.1 and $31.2, respectively, are included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

(in millions of US dollars, except share and stock option data)

19. Capital stock

Authorized

Unlimited number of shares without par value

First and second preferred shares issuable in series, non-voting, ranking prior to other classes of shares with respect to dividends and payment of capital upon dissolution. The Board of Directors is authorized to determine the designation, rights, privileges, conditions and restrictions relating to each series of shares prior to their issuance.

Class A multiple voting and participating shares, ten votes per share except for certain situations which provide for only one vote per share, convertible into Class B subordinate voting shares on a share-for-share basis at the holder's option. Under the articles of amendment, no new Class A multiple voting shares may be issued.

Class B subordinate voting and participating shares, convertible automatically into Class A multiple voting shares on a share-for-share basis upon the occurrence of certain events.

The order of priority for the payment of dividends is as follows:

- first preferred shares;
- second preferred shares;
- Class B subordinate voting shares and Class A multiple voting shares, ranking pari passu.

Issued and fully paid

The changes in number of outstanding shares are as follows:

	2007		2006	
	Number of shares	**$**	Number of shares	$
Class A multiple voting shares				
Balance, beginning of year	**56,388,652**	**8.0**	56,594,692	8.0
Conversion into Class B shares	**(213,340)**	**-**	(206,040)	-
Balance, end of year	**56,175,312**	**8.0**	56,388,652	8.0
Class B subordinate voting shares				
Balance, beginning of year	**145,651,434**	**343.0**	145,375,660	342.8
Issued as part of a previous acquisition	**16**	**-**	1,630	-
Issued on conversion of Class A shares	**213,340**	**-**	206,040	-
Stock options exercised for cash	**294,784**	**1.1**	68,104	0.2
Fair value of stock options exercised	**-**	**0.2**	-	-
Balance, end of year	**146,159,574**	**344.3**	145,651,434	343.0
Total issued and fully paid		**352.3**		351.0

	2005	
	Number of shares	$
Class A multiple voting shares		
Balance, beginning of year	57,041,722	8.1
Conversion into Class B shares	(447,030)	(0.1)
Balance, end of year	56,594,692	8.0
Class B subordinate voting shares		
Balance, beginning of year	140,490,082	333.4
Issued as part of a previous acquisition	548	-
Issued on conversion of Class A shares	447,030	0.1
Stock options exercised for cash	4,438,000	9.3
Balance, end of year	145,375,660	342.8
Total issued and fully paid		350.8

(in millions of US dollars, except share and stock option data)

20. Stock-based compensation and other stock-based payments

The Company has a stock option plan (the Plan) under which it may grant up to 16,892,000 stock options for the purchase of Class B subordinate voting shares of the Company.

Stock options have up to a ten-year term, vest 20% on the date of the grant and cumulatively thereafter on each anniversary date of the grant and are exercisable at the designated market price. The grant price of each stock option shall not be set below the market price of the Class B shares on the Toronto Stock Exchange on the date of the grant. Each stock option is exercisable into one Class B share of the Company at the price specified in the terms of the stock option.

The table below presents the status of the Company's stock option plan as at April 29, 2007, April 30, 2006 and April 24, 2005 and the changes therein during the years then ended:

	2007		2006	
	Number of stock options	**Weighted average exercise price**	Number of stock options	Weighted average exercise price
		Cdn$		Cdn$
Outstanding, beginning of year	**9,252,380**	**7.66**	8,745,400	6.93
Granted	**388,100**	**25.60**	580,100	18.36
Exercised	**(294,784)**	**4.17**	(68,104)	4.13
Forfeited	**(18,830)**	**13.67**	(5,016)	14.33
Outstanding, end of year	**9,326,866**	**8.50**	9,252,380	7.66
Exercisable stock options, end of year	**8,122,627**		7,674,976	

	2005	
	Number of stock options	Weighted average exercise price
		Cdn$
Outstanding, beginning of year	12,626,200	5.05
Granted	605,000	15.92
Exercised	(4,438,000)	2.79
Forfeited	(47 800)	6,74
Outstanding, end of year	8,745,400	6.93
Exercisable stock options, end of year	6,312,000	

The following table presents information on the stock options outstanding and exercisable as at April 29, 2007:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of stock options outstanding as at April 29, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options exercisable as at April 29, 2007	Weighted average exercise price
Cdn$			Cdn$		Cdn$
2 – 4	2,670,000	3.40	2.67	2,670,000	2.67
6 – 8	3,676,400	5.01	7.35	3,642,120	7.35
8 – 12	1,343,600	6.57	10.61	1,051,760	10.59
12 – 16	250,000	7.06	12.46	194,000	12.37
16 – 20	881,870	7.88	17.33	439,748	17.34
20 – 26	504,996	9.41	24.86	124,999	24.41
	9,326,866			8,122,627	

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

	2007	2006	2005
Expected dividends (per share)	**Cdn$0.12**	Cdn$0.10	None
Expected volatility	**35.00%**	35.00%	35.00%
Risk-free interest rate	**4.14%**	3.92%	4.26%
Expected life	**8 years**	8 years	8 years

The weighted average fair value of stock options granted in 2007 is Cdn$11.64 (Cdn$8.65 in 2006 and Cdn$7.72 in 2005).

For 2007, compensation cost charged to consolidated statement of earnings amounts to $4.2 ($3.8 in 2006 and $2.5 in 2005).

(in millions of US dollars, except share and stock option data)

20. Stock-based compensation and other stock-based payments (continued)

Deferred Share Unit Plan

On July 13, 2004, the Company adopted a Deferred Share Unit Plan for the benefit of its external directors allowing them to receive all or a portion of their annual compensation and directors' fee in the form of Deferred Share Units (DSUs). A DSU is a notional unit, equivalent in value to the Company's Class B share. Upon leaving the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company's Class B shares as traded on the open market on the date of payment, or b) in Class B shares bought by the Company on the open market on behalf of the Participant.

The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any increase in the market value of the Class B shares. As at April 29, 2007, the Company has a total of 30,027 DSUs outstanding (21,108 as at April 30, 2006).

Share Appreciation Rights Plan

The Board of Directors approved on July 13, 2004 a Share Appreciation Rights Plan for officers and key employees of the Company. The amount payable to the Participant is equal to the difference between the market value of the Company's Class B shares at exercise and its value at the grant date and is payable in cash. The grant agreement describes the exercise period, the value of the shares at grant date and the duration of the plan for each participant. No share appreciation right is granted as at April 29, 2007 and April 30, 2006.

21. Employee future benefits

The Company has a number of funded and unfunded defined benefit and defined contribution plans that provide retirement benefits to certain employees. Its defined benefit plans are based on years of service and on the consecutive highest five years average salary.

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans and cash contributed to its defined contribution plans and amount to $4.0 for 2007 ($3.3 for 2006 and $3.6 for 2005).

Defined benefit plans

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005 and the next required valuation will be as of January 1, 2008.

Information about the Company's defined benefit plans, in aggregate, is as follows:

	2007	2006
	$	$
Accrued benefit obligation		
Balance, beginning of year	32.9	29.2
Current service cost	0.8	0.7
Interest cost	1.8	1.7
Benefits paid	(2.1)	(1.7)
Actuarial losses	2.5	-
Effect of exchange rate fluctuations	0.1	3.0
Balance, end of year	36.0	32.9

	2007	2006
	$	$
Plans assets		
Fair value, beginning of year	22.9	21.4
Actual return on plans assets	1.7	0.6
Employees contributions	0.1	0.1
Benefits paid	(1.6)	(1.3)
Effect of exchange rate fluctuations	(0.1)	2.1
Fair value, end of year	23.0	22.9

Reconciliation of the funded status of the benefit plans to the amount recorded in the consolidated financial statements:

	2007	2006
	$	$
Fair value of plans assets	23.0	22.9
Accrued benefit obligation	36.0	32.9
Funded status-plan deficit	(13.0)	(10.0)
Unamortized net actuarial loss	13.7	12.1
Unamortized transitional net asset	(2.0)	(2.5)
Unamortized past service cost	1.4	1.8
Accrued benefit asset	0.1	1.4

As at April 29, 2007, the accrued benefit obligation for unfunded pension plans amounts to $13.5 ($11.7 as at April 30, 2006).

(in millions of US dollars, except share and stock option data)

21. Employee future benefits (continued)

The accrued benefit asset is included in the Company's balance sheets as follows:

	2007	2006
	$	$
Other assets	8.3	8.6
Deferred credits and other liabilities	(8.2)	(7.2)
Accrued benefit asset	0.1	1.4

As of the measurement date, plans assets consist of:

	Percentage of plans assets	
	2007	2006
	%	%
Assets category		
Equity securities	24.4	32.1
Debt securities	75.6	67.9
Total	100.0	100.0

The Company's pension benefit expense for the year is determined as follows:

			2007
	Incurred during the year	Adjustments (a)	Recognized during the year
	$	$	$
Current service cost, net of employee contributions	0.7	-	0.7
Interest cost	1.8	-	1.8
Actual return on plan assets	(1.7)	0.2	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	2.6	(1.7)	0.9
Amortization of past service cost	-	0.3	0.3
Pension expense for the year	3.4	(1.7)	1.7

			2006
	Incurred during the year	Adjustments (a)	Recognized during the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	1.7	-	1.7
Actual return on plan assets	(0.6)	(0.9)	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	-	0.8	0.8
Amortization of past service cost	-	0.3	0.3
Pension expense for the year	1.7	(0.3)	1.4

			2005
	Incurred during the year	Adjustments (a)	Recognized during the year
	$	$	$
Current service cost, net of employee contributions	0.5	-	0.5
Interest cost	1.5	-	1.5
Actual return on plan assets	(1.0)	(0.4)	(1.4)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	3.3	(2.8)	0.5
Amortization of past service cost	-	0.2	0.2
Pension expense for the year	4.3	(3.5)	0.8

(a) Adjustments to recognize the long-term nature of employee future benefit costs.

The significant actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligations and the pension expense are the following:

Accrued benefit obligation:

	2007	2006
	%	%
Discount rate	5.25	5.75
Rate of compensation increase	4.00	4.00

Pension expense:

	2007	2006	2005
	%	%	%
Discount rate	5.25	5.75	6.25
Expected rate of return on plans assets	7.00	7.00	7.00
Rate of compensation increase	4.00	4.00	4.00

(in millions of US dollars, except share and stock option data)

21. Employee future benefits (continued)

Defined contribution plans

The Company's total pension expense under its defined contribution plans for the year 2007 is $3.5 ($2.8 in 2006 and $3.1 in 2005).

Deferred compensation plan – United States operations

The Company sponsors a deferred compensation plan that allows certain employees in its U.S. operations to defer up to 25% of their base salary and 100% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amount to $6.5 as at April 29, 2007 ($4.0 as at April 30, 2006) and are included in Deferred credits and other liabilities.

22. Environmental costs

The Company is subject to Canadian and American legislations governing the storage, handling and sale of motor fuel and related products. The Company considers that it is compliant with all important aspects of the current environmental legislations.

The Company has an on-going training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually.

In all U.S. states in which the Company operates, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a trust fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up damages to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. The Company pays the registration fees and remits the sales taxes to the states where it is a member of the trust fund. Insurance coverage is different in the various states.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $27.5 provision for environmental costs as at April 29, 2007 ($28.0 as at April 30, 2006). Of this amount, $9.0 ($9.9 as at April 30, 2006) is included in Accounts payable and accrued liabilities and the remainder is included in Deferred credits and other liabilities. Furthermore, the Company has recorded an amount of $23.3 for environmental costs receivable as at April 29, 2007 ($21.8 as at April 30, 2006), of which $2.6 ($2.0 as at April 30, 2006) is included in Accounts receivable, the remainder being included in Other assets.

23. Financial instruments

Description of derivative financial instruments

Management of interest rate risk

The Company has entered into interest rate swaps to manage interest rate fluctuations. It has agreed to swap the amount of the difference between the variable interest rate and the fixed rate, calculated based on the reference amounts. These interest rate swaps have been designated as a fair value hedge of the subordinated unsecured debt.

The amounts outstanding at year end are as follows:

Maturity [a]	Reference	Pays/receives	Fixed rate	Variable rate
	$		%	
December 2013	100.0	pays variable receives fixed	7.5	LIBOR 6 month plus 3.03%
December 2013	100.0	pays variable receives fixed	7.5	LIBOR 6 month plus 2.98%
December 2013	150.0	pays variable receives fixed	7.5	LIBOR 6 month plus 2.89%

[a] Under certain conditions, the maturity date of the swaps can be altered to correspond with the repurchase conditions of the corresponding subordinated debt.

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities is comparable to their carrying amount given that they will mature in less than one year.

The fair value of the temporary investments, which were bearing interest at rates varying from 3.90% to 4.22% as at April 30, 2006, was $21.4 as per the mark to market as at the same date.

With the exception of the subordinated unsecured debt, there is no significant difference between the fair value and the carrying amount of the Company's long-term debt as at April 29, 2007 and April 30, 2006, given that the largest loans bear interest at a floating rate.

The fair value of the subordinated unsecured debt is $364.4 as at April 29, 2007 ($357.9 as at April 30, 2006) and is estimated based on the discounted cash flows of the debt at the Company's estimated incremental borrowing rates for debt of the same remaining maturities.

The fair value of the interest rate swaps, as determined by the Company's banks based on quoted market prices for similar instruments, is $14.9 payable by the Company ($27.0 payable by the Company as at April 30, 2006).

(in millions of US dollars, except share and stock option data)

23. Financial instruments (continued)

Credit risk

The Company is not subject to credit risk considering the nature of its activities and its counterparties.

24. Contractual obligations

Minimum lease payments

As at April 29, 2007, the Company has entered into lease agreements expiring on various dates until 2031 which call for aggregate minimum lease payments of $1,137.5 in the United States and of Cdn$429.0 in Canada for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise-holders. The minimum lease payments for the next years are as follows:

	United States	Canada
	$	Cdn$
2008	108.8	73.1
2009	102.5	59.6
2010	95.5	46.9
2011	88.8	38.9
2012	83.6	31.5
2013 and thereafter	658.3	179.0

Purchase commitments

The Company has concluded agreements to acquire, during the next years, franchise rights and equipment which call for aggregate payments of Cdn$5.0. The minimum payments for the next years are Cdn$0.6 in 2008, Cdn$1.6 in 2009, Cdn$0.7 in 2010, 2011 and 2012 and a total of Cdn$0.7 for 2013 and the subsequent years.

Moreover, the Company has entered into various products purchase agreements that require it to purchase minimum amounts or quantities of merchandise and motor fuel annually. The Company has generally exceeded such minimum requirements in the past and expects to continue doing so for the foreseeable future. Failure to satisfy the minimum purchase requirements could result in termination of the contracts, change in pricing of the products, payments to the applicable providers of a predetermined percentage of the commitments and repayments of a portion of rebates received.

25. Contingencies and guarantees

Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operations that relate to human resources and the environment. In management's opinion, these claims and proceedings are unfounded. Management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company's results and financial position.

Guarantees

Sub-lease agreements

The Company entered into a number of agreements to sub-lease premises to third parties. Under some of these agreements, the Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sub-lessees fail to pay. The total future lease payments under such agreements are approximately $1.5. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Other indemnification agreements

In the normal course of its business, the Company provides indemnifications which vary in duration and given the nature of these indemnifications, the Company is unable to reasonably estimate its maximum potential liability payable to third parties. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

(in millions of US dollars, except share and stock option data)

26. Segmented information

The Company operates convenience stores in the United States and Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:

			2007			2006
	U.S.	Canada	Total	U.S.	Canada	Total
	$	$	$	$	$	$
External customer revenues [a]						
Merchandise and services	**3,116.6**	**1,500.4**	**4,617.0**	2,812.0	1,426.7	4,238.7
Motor fuel	**6,514.6**	**955.8**	**7,470.4**	5,044.9	873.7	5,918.6
	9,631.2	**2,456.2**	**12,087.4**	7,856.9	2,300.4	10,157.3
Gross profit						
Merchandise and services	**1,046.9**	**526.6**	**1,573.5**	932.3	483.1	1,415.4
Motor fuel	**372.1**	**58.9**	**431.0**	312.5	63.6	376.1
	1,419.0	**585.5**	**2,004.5**	1,244.8	546.7	1,791.5
Property and equipment and goodwill [a]	**1,572.0**	**473.4**	**2,045.4**	795.7	464.2	1,259.9

			2005
	U.S.	Canada	Total
	$	$	$
External customer revenues [a]			
Merchandise and services	2,564.7	1,239.5	3,804.2
Motor fuel	3,567.8	664.8	4,232.6
	6,132.5	1,904.3	8,036.8
Gross profit			
Merchandise and services	834.9	415.7	1,250.6
Motor fuel	255.9	51.3	307.2
	1,090.8	467.0	1,557.8
Property and equipment and goodwill [a]	629.7	407.2	1,036.9

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

27. Subsequent events

On June 5, 2007, the Company acquired, from Sterling Stores, LLC, 28 company-operated stores. These stores are operating under the Sterling banner in northwest Ohio, United States.

28. Comparative figures

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.

DIRECTORS

Alain Bouchard[1]
Chairman of the Board,
President and Chief Executive Officer

Richard Fortin[1]
Executive Vice-President
and Chief Financial Officer

Réal Plourde[1]
Executive Vice-President
and Chief Operating Officer

Jacques D'Amours[1]
Vice-President, Administration

Roger Desrosiers, F.C.A.[3]
Corporate Director

Jean Élie[2,3]
Corporate Director

Mélanie Kau
President, Mobilia Interiors Inc.

Roger Longpré[2,3]
President
Mergerac Inc.

Jean-Pierre Sauriol, Eng.[2]
President and Chief Executive Officer
Dessau-Soprin Inc.

Jean Turmel[4]
President
Perseus Capital Inc.

(1) Member of the Executive Committee
(2) Member of the Human Resources and Corporate Governance Committee
(3) Member of the Audit Committee
(4) Lead Director

OFFICERS

Alain Bouchard
Chairman of the Board,
President and Chief Executive Officer

Richard Fortin
Executive Vice-President
and Chief Financial Officer

Réal Plourde
Executive Vice-President
and Chief Operating Officer

Jacques D'Amours
Vice-President, Administration

Brian Hannasch
Senior Vice-President
Western North America

Michel Bernard
Vice-President, Operations
Eastern Canada

Robert G. Campau
Vice-President, Operations
U.S. Southeast

Darrell Davis
Vice-President, Operations
U.S. Midwest

Michael Guinard
Vice-President, Development

Geoffrey C. Haxel
Vice-President, Operations
Arizona

Jean-Luc Meunier
Vice-President, Operations
Central Canada

Paul Rodriguez
Vice-President, Operations
U.S. Great Lakes

Mike Struble
Vice-President, Operations
Florida and Gulf

Tim Tourek
Interim Vice-President, Operations
U.S. West Coast

Kim J. Trowbridge
Vice-President, Operations
Western Canada

Sylvain Aubry
Senior Director, Legal Affairs
and Corporate Secretary

EXECUTIVE OFFICE

1600, Saint-Martin Boulevard East
Tower B, suite 200
Laval, Quebec H7G 4S7
Telephone: (450) 662-3272
Fax: (450) 662-6648

AUDITORS

Raymond Chabot Grant Thornton LLP
600, de la Gauchetière West
Suite 1900
Montreal, Quebec H3B 4L8

TRANSFERT AGENT

Computershare Trust Company of Canada
1500, University Street
Suite 700
Montreal, Quebec H3A 3S8

INVESTORS RELATIONS

Richard Fortin
Executive Vice-President
and Chief Financial Officer

For any additional information about Alimentation Couche-Tard Inc., shareholders, investors and analysts are requested to contact the Corporate Secretary by writing to the executive office address or the following e-mail address:

info@couche-tard.com

www.couche-tard.com

STOCK INFORMATION

Alimentation Couche-Tard Inc.'s shares are listed on the TSX under the ticker symbols **ATD.A** and **ATD.B**




Couche-Tard

Mac's


END

www.couche-tard.com